
10011973

Immediatek™

2009 Annual Report

CORPORATE PROFILE

Headquartered in Dallas, Texas, Immediatek, Inc. (OTCBB: IMKI.OB), through its wholly-owned, operating subsidiary, IMKI Ventures, Inc., operates RadicalBuy. RadicalBuy is an online marketplace that, in addition to providing buyers and sellers an online forum to buy and sell items, allows seller-approved third-parties to sell items on the seller's behalf and earn a commission and enables sellers to list their items across various internet platforms such as their Facebook® page, MySpace® page, blog or personal web page. In addition, as a result of the merger which was consummated on April 1, 2010, Officeware Corporation is now a wholly-owned, operating subsidiary of Immediatek. Officeware Corporation operates FilesAnywhere.com which provides web-based backup, file storage, workgroup collaboration, remote file editing, and other online file management services for consumers and businesses.

TO OUR STOCKHOLDERS:

Year 2009 was another challenging year for Immediatek, Inc. We again incurred a loss for the year. To become profitable, we must be able to generate sufficient revenues from RadicalBuy selling fees or from our newly acquired subsidiary Officeware Corporation to cover our operating activity. If substantial growth in our revenues does not occur, we may not be able to achieve or maintain profitability in the future. The amount of losses we will incur before achieving profitability, and the time required to reach profitability, are each highly uncertain. No assurances can be given that we will ever achieve profitability.

We currently anticipate that our available funds and expected cash flows from operations will be sufficient to meet our cash needs for 2010. We may require additional financing to continue operations in 2011. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

We still have a number of challenges ahead of us. We look forward to 2010 and appreciate the continued support of our stockholders.



Darin Divinia
Chief Executive Officer and President
Immediatek, Inc.

April 26, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2009**

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from: ________ to ________

Commission file number: **000-26073**

IMMEDIATEK, INC.

(Exact name of registrant as specified in its charter)

Nevada	**86-0881193**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
320 South Walton, Dallas, Texas	**75226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(214) 363-8183**

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
None	**None**

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.001
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of the outstanding common stock of the registrant held by non-affiliates of the registrant, computed by reference to price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $1,070,642. For purposes of this computation, all officers, directors and 10% stockholders were deemed to be affiliates. This determination should not be construed as an admission that such officers, directors and 10% stockholders are affiliates.

As of December 31, 2009 and March 31, 2010, the issuer had 535,321 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information called for by Part III of this form is incorporated by reference to the definitive Information Statement for the registrant to be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2009.

TABLE OF CONTENTS

INTRODUCTION

Unless the context otherwise indicates, all references in this Annual Report on Form 10-K to the "Company," "Immediatek," "DiscLive," "IMKI Ventures," "we," "us," "our" or "ours" or similar words are to Immediatek, Inc. and its direct, wholly-owned subsidiaries, DiscLive, Inc. and IMKI Ventures, Inc. Accordingly, there are no separate financial statements for DiscLive, Inc. or IMKI Ventures, Inc.

TRADEMARKS AND SERVICE MARKS

This Annual Report on Form 10-K contains registered trademarks and servicemarks owned or licensed by entities and persons other than us.

MARKET AND INDUSTRY DATA AND FORECASTS

Market and industry data and other statistical information and forecasts used throughout this Annual Report on Form 10-K are based on independent industry publications, government publications and reports by market research firms or other published independent sources. Some data also is based on our good faith estimates, which are derived from our review of internal surveys, as well as independent sources. Forecasts are particularly likely to be inaccurate, especially over long periods of time.

FORWARD–LOOKING STATEMENTS

This Annual Report on Form 10-K and the materials incorporated by reference into this Annual Report on Form 10-K include "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified as such because the context of the statement includes words such as "may," "estimate," "intend," "plan," "believe," "expect," "anticipate," "will," "should" or other similar expressions. Similarly, statements in this Annual Report on Form 10-K that describe our objectives, plans or goals also are forward-looking statements. These statements include those made on matters such as our financial condition, litigation, accounting matters, our business, our efforts to grow our business and increase efficiencies, our efforts to use our resources judicially, our efforts to implement new financial software, our liquidity and sources of funding and our capital expenditures. All forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements included in this Annual Report on Form 10-K are made only as of the date of this report. We assume no obligation to update any forward-looking statements. Certain factors that could cause actual results to differ include, among others:

- our inability to continue as a going concern;
- our history of losses, which are likely to continue;
- our inability to utilize the funds received in a manner that is accretive;
- our inability to generate sufficient funds from operating activities to fund operations;
- difficulties in developing and marketing new products;
- inability to locate lines of business to acquire or, if acquired, to integrate them;
- inability to execute our growth and acquisition strategy;
- dependence on third-party contractors and third-party platforms and websites; and
- general economic conditions, including among others, the pronounced recession, rising unemployment and major bank failures and unsettled capital markets.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those contained in our forward-looking statements, please refer to "Risk Factors" commencing on page 6.

In addition, these forward-looking statements are necessarily dependent upon assumptions and estimates that may prove to be incorrect. Accordingly, while we believe that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. The forward-looking statements included in this report, and all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by the risk factors and cautionary statements discussed in our filings under the Securities Act of 1933 and the Securities Exchange Act of 1934. We undertake no obligation to update any forward-looking statements to reflect future events or circumstance.

PART I

Item 1. Description of Business.

Our History

Immediatek was originally organized as a corporation on August 6, 1998, under the laws of the State of Nevada. On June 8, 2006, Immediatek issued and sold to Radical Holdings LP 4,392,286 shares of Series A Convertible Preferred Stock of Immediatek for an aggregate purchase price of $3.0 million, or $0.68 per share of Series A Convertible Preferred Stock, pursuant to the Securities Purchase Agreement, as amended, by and among Immediatek, Radical Holdings LP and the other parties thereto. As a result, a change in control of Immediatek occurred because Radical Holdings LP became the beneficial owner of 95% of the outstanding securities entitled to vote on matters required or permitted to be submitted to the stockholders of Immediatek. The share of Series A Convertible Preferred Stock are convertible into 14,563,804 shares of Company common stock.

On August 29, 2007, Immediatek formed a wholly-owned subsidiary, IMKI Ventures, Inc, or IMKI Ventures. IMKI Ventures acquired certain assets from a related party on August 31, 2007. The consideration paid for the acquired assets was 60,514 shares of Immediatek common stock. Those acquired assets were developed into our e-commerce product called RadicalBuy, which was launched in part on October 23, 2007. Prior to October 1, 2007, Immediatek, through its wholly-owned, operating subsidiary, DiscLive, Inc., recorded live content, such as concerts and conferences, and made the recorded content available for delivery to attendees within fifteen minutes after the conclusion of a live event. On October 1, 2007, DiscLive, Inc. ceased retail sales of its products in conjunction with the decision not to further pursue that line of business. It was determined that the Company re-entered the development stage at this time.

On July 18, 2008, Immediatek issued and sold to Radical Holdings LP 69,726 shares of Series B Convertible Preferred Stock of Immediatek for an aggregate purchase price of $500,000, or $7.17092619 per share of Series B Convertible Preferred Stock. The shares of Series B Convertible Preferred Stock are convertible into 231,195 shares of Company common stock.

On October 13, 2009, Immediatek entered into an Agreement to Amend and Restate Certificates of Designation with Radical Holdings LP. As a result of this agreement, the Company filed amended and restated Certificates of Designation, Rights and Preferences for the Series A and Series B Convertible Preferred Stock which removed a certain portion of the re-pricing mechanism of the convertible feature of the Series A and Series B Preferred Stock. The result of this amendment is that, generally, should the Company issue new equity securities in the future for additional consideration, that issuance will not result in a change to the conversion price of the Series A or Series B Preferred Stock.

On December 16, 2009, Immediatek, Officeware Corporation, or FilesAnywhere.com, Tim Rice, Chetan Jaitly, Radical Holdings LP, and Radical Investments LP entered into a Stock Exchange Agreement. Subject to the conditions of the Stock Exchange Agreement, the Company will issue and exchange 12,264,256 shares of Company common stock for all of the outstanding shares of stock of FilesAnywhere.com with the shareholders of FilesAnywhere.com. FilesAnywhere.com provides online back-up, file storage and other web-based services for individuals, businesses and governmental organizations. At the closing of this transaction, FilesAnywhere.com will become a wholly-owned subsidiary of the Company. In addition, subject to the terms and conditions of the Agreement, the Company will issue and sell, and Radical Holdings LP will purchase 3,066,064 shares of Company common stock for an aggregate purchase price of $1.0 million, or $0.326151052293755 per share.

Our Business

Currently, our principal line of business is our e-commerce product called RadicalBuy, operated by our subsidiary, IMKI Ventures. RadicalBuy is an online marketplace, which, in addition to providing buyers and sellers an online forum to buy and sell items, allows seller-approved third-parties to sell items on the seller's behalf and earn a commission. Currently, the RadicalBuy product may be accessed through the RadicalBuy website or through Facebook, MySpace, a personal blog or other website by the use of a "widget" that is currently available from our RadicalBuy website. Using RadicalBuy, sellers can list an item and have it visible to all RadicalBuy users instantly whether those users access RadicalBuy through our website or the RadicalBuy widget that sellers can install on their Facebook, MySpace, blog or other website. RadicalBuy takes advantage of social networks, such as Facebook and MySpace, to increase the likelihood that an item will be sold based on the premise that a buyer might be more comfortable buying something from a seller located in their own circle of "friends" instead of a stranger using other classified advertising avenues. After an item is listed, others can post the listing on their RadicalBuy account to earn a commission. The amount of commission paid is at the discretion of the seller. If a user has nothing to sell, RadicalBuy allows all users to list other users' items to earn commission. Users can leave feedback about sellers and buyers, and read others' comments before buying or selling anything on the RadicalBuy platform.

In addition to these current platforms for RadicalBuy, IMKI Ventures plans to continue to search for additional platforms on which the widget could operate. One such potential platform that IMKI Ventures is examining is interactive television. Interactive television may permit RadicalBuy to provide buyers and sellers with a forum that could be accessed through cable television, a computer connected to a television (such as Apple TV) or a gaming device such as a Sony Playstation, Microsoft Xbox or Nintendo Wii. We are also exploring whether there are other potential applications of the technology we have developed.

RadicalBuy does not currently charge a fee for listing items for sale; it only charges a commission-based fee upon the sale of items that are listed. The final value selling fee is based on a tiered platform. The fee schedule is 5% of the first $25 in value, plus 3% of the value from $25 to $1,000, plus 1.5% of the value over $1,000. The maximum final selling value fee is $500 per item.

Our principal executive offices are located at 320 South Walton, Dallas, Texas 75226, and our telephone number is (214) 363-8183.

Our Strategy

At this time, our primary strategy is to grow the user base for RadicalBuy and transaction volume and to explore whether there are other potential applications of the technology we have developed. Our vision to achieve that objective includes:

- *RadicalBuy – Increase Users and Transactions.* We are focusing on increasing the number of users of RadicalBuy and the number of items listed for sale through it. In that respect, we may offer promotions to new and existing users to list their items for sale through RadicalBuy.

- *Other Potential Applications of the Technology We Have Developed.* We have developed technology that enables content delivery and interactivity across various platforms such as a Facebook page, MySpace page, blog, webpage, cable television, internet enabled televisions or a gaming device such as a Sony Playstation, Microsoft Xbox or Nintendo Wii. We are exploring whether other companies may have interest in utilizing our technology to deliver their content and allow for interactivity with their customers or users across these various platforms.

- *Acquisitions*. In addition to growing the RadicalBuy business, we have a strategy of growing and diversifying our business through selective acquisitions. In this regard, we entered into a Stock Exchange Agreement on December 16, 2009 with FilesAnywhere.com and its shareholders. We hope to close this transaction in the second quarter of 2010. We may also identify and pursue additional potential acquisition candidates. No assurances can be given, however, that we will be successful in identifying any potential targets and, when identified, consummating their acquisition.

The Industry

We consider ourselves to be part of the larger e-commerce industry. Our particular niche in this industry continues to evolve.

Competition

The Internet provides new, rapidly evolving and intensely competitive channels. We expect competition to intensify in the future. The barriers to entry into these channels are relatively low and current offline and new competitors can easily launch online sites at a nominal cost using commercially available software or partnering with any one of a number of successful e-commerce companies.

Our primary competitors for online sales of products include eBay, Amazon.com, Buy.com, AOL.com, Yahoo! Shopping, Craigslist.com, Google Base and Oodle.com. Our broad-based competitors include the vast majority of traditional department, warehouse, discount, and general merchandise stores (as well as the online operations of these traditional retailers), emerging online retailers, online classified services, and other shopping channels such as offline and online home shopping networks. These include most prominently: Wal-Mart, Target, Sears, Macy's, JC Penney, Costco, Office Depot, Staples, OfficeMax, Sam's Club, Amazon.com, Buy.com, AOL.com, Yahoo! Shopping, MSN, QVC, and Home Shopping Network.

Developments

Developments During 2009

Consulting Agreement. On February 6, 2009, we entered into an Agreement for Project Staffing Services with Silver Cinemas Acquisition Co., an affiliate of Radical Holdings LP. The Agreement for Project Staffing Services provides that we will provide personnel, as independent contractors on an hourly-fee basis, to perform computer software programming, system analysis, design, project management, consulting, and education and training for Silver Cinemas Acquisition Co.

Demand Promissory Note. On March 25, 2009, the Company received a loan in the amount of $750,000 from Radical Holdings LP and in exchange for the loan, issued to Radical Holdings LP a Demand Promissory Note, in the principal amount of $750,000, bearing interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%), and maturing on March 24, 2010.

Agreement to Amend and Restate Certificates of Designation. On October 13, 2009, Immediatek entered into an Agreement to Amend and Restate Certificates of Designation with Radical Holdings LP. As a result of this agreement, the Company filed amended and restated Certificates of Designation, Rights and Preferences for the Series A and Series B Convertible Preferred Stock which removed a certain portion of the re-pricing mechanism of the convertible feature of the Series A and Series B Preferred Stock. The result of this amendment is that, generally, should the Company issue new equity securities in the future for additional consideration, that issuance will not result in a change to the conversion price of the Series A or Series B Preferred Stock.

Share Exchange Agreement. On December 16, 2009, Immediatek, Officeware Corporation, or FilesAnywhere.com, Tim Rice, Chetan Jaitly, Radical Holdings LP, and Radical Investments LP entered into a Stock Exchange Agreement. Subject to the conditions of the Stock Exchange Agreement, the Company will issue and exchange 12,264,256 shares of Company common stock for all of the outstanding shares of stock of

FilesAnywhere.com with the shareholders of FilesAnywhere.com. FilesAnywhere.com provides online back-up, file storage and other web-based services for individuals, businesses and governmental organizations. At the closing of this transaction, FilesAnywhere.com will become a wholly-owned subsidiary of the Company. In addition, subject to the terms and conditions of the Agreement, the Company will issue and sell, and Radical Holdings LP will purchase 3,066,064 shares of Company common stock for an aggregate purchase price of $1.0 million, or $0.326151052293755 per share.

Recent Developments

On March 24, 2010, the Company issued a new Demand Promissory Note to replace the Demand Promissory Note issued on March 25, 2009, under which the Company received $750,000 from Radical Holdings LP and which was scheduled to mature on March 24, 2010. The principal amount of this new Demand Promissory Note was $772,500. This note bears interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%), which is the same rate as the original note. The new Demand Promissory Note must be repaid within 30 days of receiving a demand for repayment or on March 23, 2012, whichever comes earlier.

Laws and Governmental Regulation

Copyright Laws. We may become the subject of infringement claims or legal proceedings by third parties with respect to our current or future products if we do not obtain appropriate licenses. Any such claims could be time-consuming, divert management from our daily operations, result in litigation or cause product shipment delays. Moreover, an adverse outcome in litigation or a similar adversarial proceeding could subject us to significant liabilities to third parties or require us to cease the marketing or use of certain products, any of which could have a material adverse effect on our business and operating results.

Governmental Regulation -- E-Commerce and the Internet. The e-commerce environment is rapidly changing and federal and state regulation relating to the Internet and e-commerce is evolving. Laws and regulations have been enacted in many jurisdictions with respect to the Internet, covering issues such as user privacy, pricing, taxation, content, copyrights, distribution, antitrust and quality of products and services, and other jurisdictions are considering imposing additional restrictions. The interpretation and application of these laws are in a state of flux. These laws may be interpreted and applied inconsistently from country to country and our current policies and practices may not be consistent with those interpretations and applications. Complying with these varying international requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. In addition, we are subject to the possibility of security breaches, which themselves may result in a violation of these laws. Additionally, the growth of e-commerce may trigger the development of stricter consumer protection laws. The adoption of such laws or regulations could reduce the rate of growth of the Internet, which could potentially decrease the usage of our website or could otherwise have a material adverse effect on our business. In addition, applicability to the Internet of existing laws governing issues such as taxation, libel, obscenity and personal privacy is uncertain. Although evolving, the vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. We do not expect that the costs and effect of compliance with environmental laws will have a material impact upon our business.

Intellectual Property. While the Company owns intellectual property and we expect to continue to protect our intellectual property as permitted under the law, we also rely upon the expertise, innovation and know-how of our employees to develop our technologies and services. We have spent approximately $478,666 and $399,343 in 2008 and 2009, respectively, for the development of our technologies and services. The following table presents the components of development costs for the twelve month periods ending December 31, 2008 and 2009.

Research and Development Expenses
for the twelve month period ended December 31,

	2009	2008
Salaries and benefits	$ 388,543	$ 467,866
Rent	10,800	10,800
	$ 399,343	$ 478,666

Employees

As of December 31, 2009, we had four full-time employees. We are not a party to any collective bargaining agreement with a labor union, and we consider relations with our employees to be good.

Available Information

We currently are subject to the reporting requirements of the Securities Exchange Act of 1934 and, therefore, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document filed by us with the SEC at the SEC's public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room. Our SEC filings also are available to the public at the SEC's web site at www.sec.gov.

Our internet web site is www.immediatek.com. We have posted on our web site our Code of Business Conduct and Ethics, which applies to all of our employees and Directors and serves as a code of ethics for our principal executive officer, principal financial officer, principal accounting officer, and other persons performing similar functions.

Item 1A. Risk Factors.

Risks Related to Our Common Stock

We need additional capital, and we cannot be sure that additional financing will be available. On March 24, 2010, we received a loan in the amount of $772,500 from Radical Holdings LP and we issued to Radical Holdings LP a Demand Promissory Note, in the principal amount of $772,500, bearing interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%). The note matures on March 23, 2012, or sooner upon demand by Radical Holdings LP. All of the proceeds of this note were used to refinance a prior Demand Promissory Note that matured on March 24, 2010. We entered into a Stock Exchange Agreement on December 16, 2009 with FilesAnywhere.com and its shareholders, pursuant to which the Company will issue and exchange 12,264,256 shares of Company Common Stock for all of the outstanding shares of stock of Files Anywhere.com. As part of that agreement, the Company will also issue and sell, and Radical Holdings LP will purchase, 3,066,064 shares of Company common stock for an aggregate purchase price of $1.0 million, or $0.326151052293755 per share. We hope to close this transaction in the second quarter of 2010. If we are able to close this transaction in the second quarter of 2010, we anticipate that our available funds and expected cash flows from operations will be sufficient to meet our cash needs for 2010. However, we require additional financing to continue operations for 2011. If we are unable to close this transaction in the second quarter of 2010, we will need additional financing prior to the end of the second quarter of 2010. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. We expect to continue to experience operating losses. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

Certain of our stockholders prior to June 6, 2006 possess preemptive rights. Prior to the removal of preemptive rights from our articles of incorporation, we had issued shares of our common stock for cash without giving notice to those stockholders. Accordingly, at some point those stockholders who possess these rights may exercise these rights, which would require us to issue additional shares of our common stock. We know the price at which these stockholders may exercise their rights; however, at this time, we are unable to determine with certainty which of our stockholders possess these rights with respect to prior issuances. As a result, we cannot determine the number of shares that may be purchased upon the exercise of existing preemptive rights. Any exercise of preemptive rights will likely be dilutive to those stockholders who do not possess those rights.

The liquidity of our common stock is affected by its limited trading market. Shares of our common stock are traded on the Over-the-Counter Bulletin Board System, or OTC Bulletin Board, under the symbol "IMKI.OB." There currently is no broadly followed, established trading market for our common stock. An established trading market may never develop or be maintained. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. The absence of an active trading market reduces the liquidity of our shares. The trading volume of our common stock, historically, has been limited and sporadic. As a result of this trading activity, the quoted price for our common stock on the OTC Bulletin Board is not necessarily a reliable indicator of its fair market value. Further, if we cease to be quoted, holders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock, and the market value of our common stock would likely decline.

Our common stock may be subject to regulations prescribed by the SEC relating to "penny stock." The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price (as defined in those regulations) of less than $5.00 per share, subject to certain exceptions. If our common stock meets the definition of a penny stock, it will be subject to these regulations, which impose additional sales practice requirements on broker-dealers who sell these securities to persons other than established customers and accredited investors, which generally are institutions with assets in excess of $5.0 million and individuals with a net worth in excess of $1.0 million or annual income exceeding $200,000 (individually) or $300,000 (jointly with their spouse).

Our common stock will likely be subject to substantial price and volume fluctuations. The market price of our common stock has been volatile and could fluctuate widely in response to several factors, some of which are beyond our control, including:

- our small public float;
- our quarterly operating results;
- changes in the business, earnings estimates or market perceptions of our competitors;
- the introduction of new products by us or our competitors;
- future sales of our common stock by us or other selling stockholders;
- changes in general market or economic conditions; and
- announcements of legislative or regulatory changes.

The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. In addition, there has been a limited public market for our common stock. We cannot predict the extent to which investor interest in us will be maintained. Interest in our common stock is necessary for an active, liquid trading market for our common stock. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The price and trading volumes of our common stock may fluctuate widely due to the limited public market for our stock.

The effectiveness of our disclosure and internal controls may be limited. Our disclosure controls and procedures and internal control over financial reporting may not prevent all errors and misrepresentations. In the event that there are errors or misrepresentations in our historical financial statements or the SEC disagrees with our accounting, we may need to restate our financial statements. Although we believe our current controls and procedures are adequate, any system of internal controls can only provide reasonable assurance that all control objectives are met. Some of the potential risks involved could include, among others, management judgments, simple errors or mistakes, willful misconduct regarding controls or misinterpretation. There is no guarantee that controls, once implemented, will prevent or detect all material issues or be effective in future conditions, which could materially and adversely impact our financial results in the future.

We do not anticipate paying dividends in the foreseeable future, and the lack of dividends may have a negative effect on the stock price. We have never declared or paid any cash dividends or distributions on our common stock. We currently intend to retain our future earnings, if any, to support operations and to finance expansion and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, we cannot declare dividends without the consent of holders of the Series A Convertible Preferred Stock. The lack of dividends may have a negative effect on the value of our common stock.

Radical Holdings LP has certain registration rights that have been granted to them as part of their investment. Radical Holdings LP may be able to register its shares without registering shares of other stockholders. Under the Investor's Rights Agreement entered into on June 8, 2006, in connection with the issuance and sale of the Series A Convertible Preferred Stock, Radical Holdings LP was granted certain registration rights. Radical Holdings LP has demand registration rights, which they can exercise on two occasions under the Investor's Rights Agreement. If, however, this registration is to be an underwritten public offering, and the underwriter believes that the number of shares proposed to be sold will interfere with the successful marketing of Radical's shares, then the shares available for sale will be reduced first for other stockholders and then for Radical Holdings LP to the number of shares the underwriter has specified.

Recent disruptions in the financial markets may affect our ability to obtain financing or obtain financing on reasonable and acceptable terms. Recent events in the financial markets have had an adverse impact on the credit markets and, as a result, credit has become significantly more expensive and difficult to obtain, if available at all. Some lenders are imposing more stringent credit terms, there has been and may continue to be a general reduction in the amount of credit available, and many banks are either unable or unwilling to provide new lending. Tightening credit markets may have an adverse effect on our ability to refinance debt as it becomes due on favorable terms, if at all, thereby increasing financing costs and/or requiring us to accept financing with increasing restrictions. If adverse conditions in the credit markets materially deteriorate, our business could be materially and adversely affected.

The current global recession may have an adverse effect on our revenues and results of operations. The effects of a continued deepening recession on our financial condition could be material. The overall weakness in the U.S. economy, particularly the turmoil in the credit markets, weakness in the housing market, and volatile energy and commodity costs, has resulted in considerable negative pressure on consumer spending. We anticipate that consumer spending will not improve, and will likely weaken further, until current economic trends reverse course, particularly the weakened overall economy and illiquid credit markets. For 2010, we believe that forecasted increasing unemployment and decline in business investment and profits, when combined with turmoil in the credit markets, will continue to negatively affect consumer spending.

Concentrated Ownership

Radical Holdings LP has voting control of us and may take actions that may not be in the best interest of other stockholders. Our largest investor, Radical Holdings LP, controls 98% of our voting stock at March 31, 2010. This stockholder, acting alone, will be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of us and might adversely affect the market price of our common stock. In addition, Radical Holdings LP has the ability to nominate all of our directors and vote for them. This concentration of ownership may not be in the best interests of all our stockholders.

There are restrictive covenants binding upon us that could adversely affect our ability to conduct our operations or engage in other business activities. The terms of the Series A Convertible Preferred Stock and the Investor's Rights Agreement with Radical Holdings LP contain various restrictive covenants, including, among others, provisions that restrict our ability to:

- authorize or issue any additional shares of capital stock (other than to holders of the Series A Convertible Preferred Stock);

- declare or pay any dividends (other than dividends payable to us or our subsidiaries) on, or declare or make any other distribution, directly or indirectly, on account of, any shares of our common stock now or hereafter outstanding;

- repurchase any outstanding shares of capital stock;

- approve or modify by 10% or more the aggregate amount of any annual or other operating or capital budget, or approve or modify by 50% or more any single line item of any such operating or capital budget;

- increase the salary of any officer or employee or pay any bonus to any officer, director or employee not contemplated in a budget or bonus plan approved by directors designated by the holders of the shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement then outstanding;

- retain, terminate or enter into any salary or employment negotiations or employment agreement with any employee or any future employee;

- incur indebtedness (other than trade payables) or enter into contracts or leases that require payments in excess of $5,000 in the aggregate;

- make or incur any single capital expenditure;

- award stock options, stock appreciation rights or similar employee benefits or determine vesting schedules, exercise prices or similar features;

- make any material change in the nature of our business or enter into any new line of business, joint venture or similar arrangement;

- pledge our assets or guarantee the obligations of any other individual or entity; or

- form or acquire any subsidiary, joint venture or similar business entity.

Conflicts of Interest. A director who has a conflict of interest with respect to an issue presented to our board will have no legal obligation to abstain from voting upon that issue. We do not have provisions in our bylaws or articles of incorporation that require an interested director to abstain from voting upon an issue, and we do not expect to add provisions in our articles of incorporation and bylaws to this effect. Although each director has a duty of loyalty to us, there is a risk that, should an interested director vote upon an issue in which he or one of his affiliates has an interest, his vote may reflect a bias that could be contrary to our best interests. In addition, even if an interested director abstains from voting, the director's participation in the meeting and discussion of an issue in which he has, or companies with which he is associated have, an interest could influence the votes of other directors regarding the issue.

Risks Related to Financial Restatements and Taxes

We restated our financial statements for the years ended December 31, 2003, 2004 and 2005 and the quarterly period ended June 30, 2006. As a result, we may be subject to inquiry or investigation by governmental authorities and agencies, including the SEC. In the event that we are subject to an inquiry or investigation, we will fully cooperate with that inquiry or investigation. Further, in the past, private securities class action litigation has been brought against companies after certain events, including restatement of financial results. Due to the restatement of our financial results, we may become subject to litigation. An inquiry, investigation or litigation could result in substantial costs and divert management attention and resources from our business, which could adversely affect our business and financial condition.

The failure to properly report payroll taxes prior to the initial Radical Holdings LP investment created a material liability, including resulting penalties and interest. We have filed amended payroll returns with, and paid the amounts owing pursuant to such amended returns to, the Internal Revenue Service and other governmental agencies. Our failure to properly report these amounts correctly in the past may cause us to be the subject of an audit by the Internal Revenue Service or other governmental agency. Audits generally result in substantial costs, including further liability, and divert management attention and resources from our business, which could adversely affect our business and financial condition.

Risks Related to Our Business and the Industry

We face intense competition. Our industry is rapidly evolving and intensely competitive, and we have many competitors, including retail, e-commerce services, digital and web services. Many of our current and potential competitors have greater resources, longer histories, more customers, and greater brand recognition. They may secure better terms from vendors, adopt more aggressive pricing and devote more resources to technology, fulfillment, and marketing. Competition may intensify as our competitors enter into business combinations or alliances and established companies in other market segments expand into our market segments. In addition, new and enhanced technologies, including search, web services, and digital, may increase our competition. The Internet facilitates competitive entry and comparison shopping and renders e-commerce inherently more competitive than other retail.

We have outstanding debt and may incur additional debt in the future. On March 24, 2010, we received a loan in the amount of $772,500 from Radical Holdings LP and we issued to Radical Holdings LP a Demand Promissory Note, in the principal amount of $772,500, bearing interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%). Due to this recent event, we have outstanding debt and may incur substantial additional debt in the future. As a result, a significant portion of our future cash flow from operating activities may be dedicated to the payment of interest and the repayment of principal on such indebtedness, with no guarantee that we will be able to meet our debt service obligations. If we are unable to generate sufficient cash flow or obtain funds for required payments we will be in default. We may not be able to refinance our debt on terms acceptable to us, or at all, and there can be no assurance that additional lines-of-credit or financing instruments will be available in amounts or on terms acceptable to us, if at all. A lack or high cost of credit could limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or other purposes in the future, as needed; to plan for, or react to, changes in technology and in our business and competition; and to react in the event of an economic downturn.

We have a history of net losses. We have incurred losses every year since 2002. As of December 31, 2009, our accumulated deficit was $4,159,725. To become profitable, we must be able to generate sufficient revenues from selling fees to cover our operating activity. If substantial growth in our revenues does not occur, we may not be able to achieve or maintain profitability in the future. The amount of losses we will incur before achieving profitability, and the time required to reach profitability, are each highly uncertain. No assurances can be given that we will ever achieve profitability.

We are highly dependent on the business of online sales and we lack diversification in our business products. We are highly dependent on the business of online sales. As a result, our financial success is completely dependent upon our ability to successfully market our RadicalBuy application to potential users, the success of our business strategy and our ability to generate selling fees. There can be no assurance that we would be successful in locating or operating any alternative business or that we will have sufficient financial resources to implement any significant change in our business.

We may be adversely affected by the general deterioration in economic conditions, which could affect consumer spending and, therefore, significantly adversely impact our operating results. A decline in consumer spending will likely have an adverse effect on our revenues and operating income. During the current economic slowdown in the United States, many consumers have reduced their discretionary spending. The impact of this slowdown on our business is difficult to predict, but it may result in reductions in purchases of the products sold on RadicalBuy and our ability to generate revenues from the selling fees we collect. The risks associated with our businesses become more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in consumer spending.

Our business depends on discretionary consumer spending. Many factors related to discretionary consumer spending, including economic conditions affecting disposable consumer income, such as employment, fuel prices, interest and tax rates and inflation, can significantly impact our operating results. These factors can affect willingness to purchase products on RadicalBuy, the selling prices of items sold on RadicalBuy and the volume of purchases on RadicalBuy as well as the financial results of events and the industry. Negative factors, such as challenging economic conditions, public concerns over additional terrorism and security incidents, particularly when combined, can impact consumer spending, and one negative factor can impact our results more than another. There is evidence that consumer spending has been adversely impacted by current economic conditions and may be further affected if current circumstances continue or worsen, thereby possibly impacting our operating results and growth.

We face intense competition in the online sales industry, and we may not be able to increase our current revenues, which could adversely affect our financial performance. Our business is in a highly competitive industry, and we may not be able to increase our current revenues. We compete in the online sales industry, and within that industry we compete with other online sales companies, including online classifieds, online auctions, online merchants and online sales from traditional "bricks-and-mortar" companies. These competitors may engage in more extensive development efforts, undertake more far-reaching sales campaigns and adopt more aggressive pricing policies. Our competitors may develop services and products that are equal or superior to those we provide or that achieve greater market acceptance and brand recognition than we achieve. It is possible that new competitors may emerge and rapidly acquire significant market share. Other variables that could adversely affect our financial performance, which could lead to decreases in overall revenues, the numbers of customers, product sales or profit margins:

- unfavorable fluctuations in operating costs, including increased costs of maintaining our website and server equipment, which we may be unwilling or unable to pass through to our customers;

- technological changes and innovations that we are unable to adopt, or are late in adopting, that offer more attractive alternatives than what we currently offer, which may lead to a reduction in the number of products sold via the RadicalBuy application; and

- other options available to our customers that we do not currently offer.

We believe that barriers to entry into the online sales business are low and that other companies are increasingly entering into this business.

The listing or sale by our users of pirated or counterfeit items may harm our business. Certain items listed or sold through our service by our users may infringe third-party copyrights, trademarks and trade names, or other intellectual property rights. Although we seek to work actively with the owners of intellectual property rights to eliminate listings offering infringing items on RadicalBuy, some rights owners may view our efforts as insufficient. Content owners and other intellectual property rights owners have been active in asserting their purported rights against online companies, including our competitors. Allegations of infringement of intellectual property rights have resulted in threats of litigation and actual litigation against our competitors from time to time by rights owners. The plaintiffs in these cases seek liability for alleged counterfeit items listed by third parties, for "tester" and other not for resale consumer products listed by third parties, for the alleged misuse of trademarks or copyrights in listings or otherwise, or for alleged violations of selective distribution channel laws or parallel import laws for listings of authentic items. Such plaintiffs seek, among other things, injunctive relief and damages. Such suits could result in significant damage awards and/or force us to modify our business practices, which could lower our revenue, increase our costs or make our website les convenient to our customers. Any such results could materially harm our business.

In addition to litigation from rights owners, we may be subject to regulatory, civil or criminal proceedings and penalties if the authorities feel we have aided in the sale of counterfeit goods. We are constantly improving and modifying our efforts to eliminate counterfeit and pirated items. Notwithstanding these efforts, we may be required to take actions which could lower our revenues, increase our costs, or make our website less convenient to our customers, which may materially harm our business. In addition, a public perception that counterfeit or pirated items are commonplace on our site, even if factually incorrect, could damage our reputation and our business.

Use of our services for illegal purposes could harm our business. The law relating to the liability of providers of online services for the activities of their users on their service is often challenged in the U.S. In violation of our policies, unlawful goods and stolen goods may have been listed and traded on our service. We may be unable to prevent our users from selling unlawful or stolen goods or unlawful services or selling goods or services in an unlawful manner, and we may be subject to allegations of civil or criminal liability for unlawful activities carried out by users through our services. Although we have prohibited the listing of stolen goods and certain high-risk items and implemented other protective measures, we may be required to spend substantial resources to take additional protective measures or discontinue certain service offerings, any of which could harm our business. Any costs incurred as a result of potential liability relating to the alleged or actual sale of unlawful goods or the unlawful sale of goods could harm our business.

Risks Related to the Share Exchange

Satisfying the conditions to closing may delay or prevent completion of the share exchange or reduce the anticipated benefits of the share exchange. Completion of the share exchange is conditioned upon, among other things, the receipt of consents, approvals and the delivery of financial statements containing the unqualified opinion of an outside auditing firm. These conditions may not be met or meeting them may require a significant delay in consummating the share exchange or may otherwise jeopardize or delay completion of the share exchange or may reduce the anticipated benefits of the share exchange.

If we are not able to successfully integrate the operations of the Company and Officeware Corporation, the combined company may fail to realize the anticipated growth opportunities, cost savings and other anticipated benefits of the share exchange. The Company and Officeware Corporation operate as separate and independent companies, and will continue to do so until the completion of the share exchange. Following the consummation of the share exchange, if achieved, management of the Company may face significant challenges in integrating the two companies' technologies, organizations, procedures, policies and operations, as well as in addressing any differences in the business cultures of the two companies, and retaining key personnel. The integration process may be complex and time consuming and require substantial resources and effort. These efforts could divert management's focus and resources from other strategic opportunities and from business operations during the integration process. Difficulties may occur during the integration process, including:

- Loss of key officers and employees;
- Loss of key clients;
- Loss of revenues; and
- Increases in operating, tax or other costs.

The success of the share exchange will depend in part on our ability to realize the anticipated growth opportunities from integrating the businesses of the Company and Officeware Corporation, while minimizing or eliminating any difficulties that may occur. Even if the integration of the businesses of the Company and Officeware Corporation is successful, it may not result in the realization of the full benefits of the growth opportunities that we currently expect or these benefits may not be achieved within the anticipated time frame. Any failure to timely realize these anticipated benefits could have a material adverse effect on the revenues, expenses and operating results of the Company.

In addition, we must also integrate the Company's and Officeware Corporation's financial reporting systems, including their respective internal control over financial reporting. This process may pose challenges because Officeware Corporation has not previously been subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and the rules promulgated thereunder by the SEC. If we cannot successfully integrate the two companies' internal control over financial reporting, the reliability of our financial statements may be impaired and we may not be able to meet our reporting obligations under applicable law. Any such impairment or failure could cause investor confidence and, in turn, the market price of our common stock, to be materially adversely affected.

Failure to complete the share exchange could negatively impact our future operations. If the share exchange is not completed for any reason, we may be subjected to a number of material risks. The price of our common stock may decline to the extent that the current market price of our common stock reflects a market assumption that the share exchange will be completed. If our board of directors or the board of directors of Officeware Corporation determines to seek another business combination or the share exchange is not completed for any other reason, the parties may risk losing key clients and employees. In addition, some costs related to the share exchange, such as legal, accounting, filing, printing and mailing, must be paid by us whether or not the combination is completed.

Item 2. Properties.

Our corporate headquarters is located at 320 South Walton, Dallas, Texas 75226. We sublease this space from an affiliate of Radical Holdings LP, HDNet LLC. Under this sublease, we lease approximately 600 square feet for $900 per month, utilities included. This sublease expires on December 31, 2010.

Item 3. Legal Proceedings.

We currently are not involved in any proceedings or lawsuits and, to management's knowledge, there are not any threatened proceedings or lawsuits. From time to time, however, we may become subject to proceedings, lawsuits and other claims in the ordinary course of business, including proceedings related to our services, applications and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholders Matters and Issuer Purchases of Equity Securities.

Market Information

Shares of Immediatek common stock currently are quoted on the OTC Bulletin Board under the symbol "IMKI.OB." The range of high and low bids for shares of Immediatek common stock by quarter are as follows, based on bids that represent prices quoted by broker-dealers on the OTC Bulletin Board. The source of the high and low bids was the OTC Bulletin Board. The following quotations reflect inter-dealer prices without retail mark-up, mark-down or commissions and, therefore, may not represent actual transactions.

	2009		2008		Dividends Paid	
	High	Low	High	Low	2009	2008
First Quarter	$ 1.50	$ 0.51	$ 8.00	$ 6.00	$ -	$ -
Second Quarter	1.50	0.51	6.00	3.00	-	-
Third Quarter	1.275	0.51	3.50	2.25	-	-
Fourth Quarter	$ 1.95	$ 0.08	$ 3.50	$ 1.20	$ -	$ -

As of December 31, 2009 and March 31, 2010, there were 535,321 shares of Immediatek common stock outstanding with approximately 212 stockholders of record. As of December 31, 2009 and March 31, 2010, there were 4,392,286 shares of Immediatek Series A Convertible Preferred Stock, 69,726 shares of Series B Convertible Preferred Stock and 226,083 shares of common stock held by one stockholder, Radical Holdings LP. The outstanding shares of Series A and Series B Convertible Preferred Stock are convertible into 14,794,999 shares of Immediatek common stock as of December 31, 2009 and March 31, 2010. Radical Holdings LP has the right to vote these shares on all matters that are required or permitted to be submitted to our common stockholders on an as-converted basis.

Dividend Policy

We have never declared or paid any cash dividends on shares of Immediatek common stock and presently have no intention of paying any cash dividends in the foreseeable future. In accordance with the terms of the Series A Convertible Preferred Stock, we cannot declare or pay a dividend without the consent of the holders of at least 75% of the shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement then outstanding, and any cash dividends would not only be payable to the common stockholders but also to the stockholders of the Series A and Series B Convertible Preferred Stock, on an as-converted basis.

Equity Compensation Plan Information

The Company has no equity compensation plans or arrangements and had no such plans or arrangements at December 31, 2009.

Item 6. Selected Financial Data.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

The following Management's Discussion and Analysis, or MD&A, is intended to aid the reader in understanding us, our operations and our present business environment. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the notes accompanying those financial statements, which are included in this Annual Report on Form 10-K. MD&A includes the following sections:

- Recent Developments – a description of important events that have recently occurred.
- Our Business – a general description of our business, our objectives, our areas of focus and the challenges and risks of our business.
- Critical Accounting Policies and Estimates – a discussion of accounting policies that require critical judgments and estimates.
- Operations Review – an analysis of our consolidated results of operations for the periods presented in this Annual Report on Form 10-K.
- Liquidity, Capital Resources and Financial Position – an analysis of our cash flows and debt and contractual obligations; and an overview of our financial condition.

Recent Developments

On March 25, 2009, the Company received $750,000 from Radical Holdings LP under a Demand Promissory Note bearing interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%) and was scheduled to mature on March 24, 2010. On March 24, 2010 a new Demand Promissory Note was issued to replace the expiring note. The principal amount of this new Demand Promissory Note was $772,500. This note bears interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%), which is the same rate as the original note. The new Demand Promissory Note must be repaid within 30 days of receiving a demand for repayment or on March 23, 2012, whichever comes earlier.

Our Business

Immediatek is a Nevada corporation. Our principal executive offices are located at 320 South Walton, Dallas, Texas 75226, and our telephone number is (214) 363-8183. Prior to October 1, 2007, Immediatek, through its wholly-owned, operating subsidiary, DiscLive, Inc., recorded live content, such as concerts and conferences, and made the recorded content available for delivery to attendees within fifteen minutes after the conclusion of a live event. On October 1, 2007, DiscLive, Inc. ceased retail sales of its products in conjunction with the decision not to further pursue that line of business. It was determined that the Company re-entered the development stage at this time.

Currently, our principal line of business is our e-commerce product called RadicalBuy, operated by our subsidiary IMKI Ventures. RadicalBuy is an online marketplace, which, in addition to providing buyers and sellers an online forum to buy and sell items, allows seller-approved third-parties to sell items on the seller's behalf and earn a commission. Currently, the RadicalBuy product may be accessed through the RadicalBuy website or through Facebook, MySpace, a personal blog or other website by the use of a "widget" that is currently available from our RadicalBuy website. Using RadicalBuy, sellers can list an item and have it visible to all RadicalBuy users instantly whether those users access RadicalBuy through our website or the RadicalBuy widget that sellers can install on their Facebook, MySpace, blog or other website. RadicalBuy takes advantage of social networks, such as Facebook and MySpace, to increase the likelihood that an item will be sold based on the premise that a buyer might be more comfortable buying something from a seller located in their own circle of "friends" instead of a stranger using other classified advertising avenues. After an item is listed, others can post the listing on their RadicalBuy account to earn a commission. The amount of commission paid is at the discretion of the seller. If a user has nothing to sell, RadicalBuy allows all users to list other users' items to earn commission. Users can leave feedback about sellers and buyers, and read others' comments before buying or selling anything on the RadicalBuy platform.

In addition to these current platforms for RadicalBuy, IMKI Ventures plans to continue to search for additional platforms on which the widget could operate. One such potential platform that IMKI Ventures is examining is interactive television. Interactive television may permit RadicalBuy to provide buyers and sellers with a forum that could be accessed through cable television, a computer connected to a television (such as Apple TV) or a gaming device such as a Sony Playstation, Microsoft Xbox or Nintendo Wii. We are also exploring whether there are other potential applications of the technology we have developed.

RadicalBuy does not currently charge a fee for listing items for sale; it only charges a commission-based fee upon the sale of items that are listed. The final value selling fee is based on a tiered platform. The fee schedule is 5% of the first $25 in value, plus 3% of the value from $25 to $1,000, plus 1.5% of the value over $1,000. The maximum final selling value fee is $500 per item.

History of Operating Losses

The following table presents our net loss and cash used in operating activities for the periods indicated.

	For the Year Ended December 31,	
	2009	**2008**
Net loss	$ (778,199)	$ (1,042,225)
Net cash used in operating activities	$ (698,363)	$ (874,346)

Our net loss for 2008 includes $123,188 for impairment of fixed assets and assets held for sale. Our existence and operations are dependent upon our ability to generate sufficient funds from operations to fund operating activities.

The report of our independent registered public accounting firm on our financial statements for the year ended December 31, 2009 includes an emphasis paragraph, in addition to their audit opinion, stating that our recurring losses from operations and substantial accumulated deficit raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible effects on recoverability and classification of assets or the amounts and classification of liabilities that may result from our inability to continue as a going concern.

We funded our operations during the year ended December 31, 2009, primarily from the proceeds generated by the sale of the Series B Convertible Preferred Stock in 2008 and the related party note issued in March 2009. See "Liquidity and Capital Resources and Financial Position" beginning on page 20.

Our Objectives

At this time, our primary strategy is to grow the user base for RadicalBuy and transaction volume and to explore whether there are other potential applications of the technology we have developed.

Areas of Focus

Our vision to achieve that objective includes:

- *RadicalBuy – Increase Users and Transactions.* We are focusing on increasing the number of users of RadicalBuy and the number of items listed for sale through it. In that respect, we may offer promotions to new and existing users to list their items for sale through RadicalBuy.

- *Other Potential Applications of the Technology We Have Developed.* We have developed technology that enables content delivery and interactivity across various platforms such as a Facebook page, MySpace page, blog, webpage, cable television, internet enabled televisions or a gaming device such as a Sony Playstation, Microsoft Xbox or Nintendo Wii. We are exploring whether other companies may have interest in utilizing our technology to deliver their content and allow for interactivity with their customers or users across these various platforms.

- *Acquisitions.* In addition to growing the RadicalBuy business, we have a strategy of growing and diversifying our business through selective acquisitions. In this regard, we entered into a Stock Exchange Agreement on December 16, 2009 with FilesAnywhere.com and its shareholders. We hope to close this transaction in the second quarter of 2010. We may also identify and pursue additional potential acquisition candidates. No assurances can be given, however, that we will be successful in identifying any potential targets and, when identified, consummating their acquisition.

Challenges and Risks

Operating in this area provides unique opportunities; however, challenges and risks accompany those opportunities. Our management has identified the following material challenges and risks that will require substantive attention from our management (*see* "Liquidity and Capital Resources and Financial Position—Liquidity" beginning on page 21).

Utilizing Funds on Hand in a Manner that is Accretive. If we do not manage our assets aggressively and apply the available capital judicially, we may not generate sufficient cash from our operating activities to fund our operations going forward, which would require us to seek additional funding in the future.

Growing Users and Listed Items. In order to be successful with the RadicalBuy application, we will be required to grow the number of users and items listed for sale. In addition, we will need to ensure that the users are actively utilizing the application and transactions are occurring. We are considering the use of incentives or promotions to attract users and transactions.

Finding Other Potential Applications of the Technology We Have Developed. In order to realize revenue from the technology we have developed we will need to find applications and, when applicable, third parties which can benefit from it. In addition, we will need to ensure that we are able to monetize the application of our technology. If we are unable to do so, we may never realize a return on the investment we have made in our technology.

Competition. There are companies in this industry that have far more financial resources and a larger market share than us. In order to compete with these companies, we will be required to be innovative and create more attractive functions and features.

Additionally, see "Risk Factors" commencing on page 6 concerning other risks and uncertainties facing us, including risks related to the proposed combination with Officeware Corporation.

Challenges and risks, including those described above, if not properly addressed or managed, may have a material adverse effect on our business. Our management, however, is endeavoring to properly manage and address these challenges and risks.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, which requires management to make estimates, judgments and assumptions with respect to the amounts reported in the consolidated financial statements and in the notes accompanying those financial statements. We believe that the most critical accounting policies and estimates relate to the following:

- *Convertible Securities.* From time to time, we have issued, and in the future may issue, convertible securities with beneficial conversion features. We account for these convertible securities in accordance with Emerging Issues Task Force, or EITF, Issue No. 98-5, *Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios* (EITF 98-5) and EITF 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments* which is incorporated in ASC Topic 470, *Beneficial Conversion Feature.*

- *Revenue Recognition.* With respect to RadicalBuy, revenues are recognized when evidence of an arrangement exists, the fee is fixed and determinable, no significant obligation remains and collection of the receivable is reasonably assured. RadicalBuy generates transaction revenues from final value and feature fees. Feature fee revenues are recognized ratably over the estimated period of the feature, while revenues related to final value fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when at least one buyer has offered to purchase the item. To date, minimal revenues have been generated from RadicalBuy.

While our estimates and assumptions are based upon our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from those estimates and assumptions. For a discussion of our significant accounting policies, see "Note 1 – Description of Business and Summary of Significant Accounting Policies" commencing on page F-8.

Recent Accounting Standards and Pronouncements

Refer to "Note 1 – Description of Business and Summary of Significant Accounting Policies" accompanying the consolidated financial statements commencing on page F-8 for a discussion of recent accounting standards and pronouncements.

Operations Review

The Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

	For the Years Ended December 31		2009 vs 2008	
	2009	2008	Change	% Change
Revenues	$ 389	$ 842	$ (453)	(54) %
Cost of sales	-	-	-	-
Gross (loss) margin	389	842	(453)	(54)
Gross (loss) margin percentage	100 %	100 %		
Research and development expenses	399,343	478,666	(79,323)	(17)
General and administrative expenses	32,297	38,634	(6,337)	(16)
Consulting services	2,100	32,906	(30,806)	(94)
Non-cash consulting expense - related party	42,000	42,000	-	-
Professional fees	139,033	159,636	(20,603)	(13)
Salaries and benefits	177,640	163,883	13,757	8
Depreciation and amortization	4,242	28,202	(23,960)	(85)
Gain on sale of assets held for sale	(169)	(76)	(93)	122
Impairment of fixed assets and assets held for sale	-	123,188	(123,188)	(100)
Net operating loss	(796,097)	(1,066,197)	270,100	(25)
Other income -related party	34,764	19,388	15,376	79
Interest income	518	4,584	(4,066)	(89)
Interest expense - related party	(17,384)	-	(17,384)	100
Net loss	$ (778,199)	$ (1,042,225)	264,026	(25) %
Deemed dividend related to beneficial conversion feature on Series B convertible stock	-	(205,145)	205,145	(100) %
Net loss attributable to common stockholders	$ (778,199)	$ (1,247,370)	$ 469,171	(38) %
Weighted average number of common shares outstanding - basic and fully diluted	535,321	535,321	-	- %
Basic and diluted loss per share attributable to common stockholders	$ (1.45)	$ (2.33)	0.88	(38) %

Revenues. As of December 31, 2009 and 2008, revenues generated from RadicalBuy have been minimal. Since RadicalBuy is a developing line of business, revenues are difficult to anticipate until we achieve a consistent user base. We are actively working on additions and improvements to RadicalBuy that should result in increased users and, consequently, increased sales through the RadicalBuy application. No assurances, however, can be given that we will be able to attract a significant number of additional users or sales.

Research and Development Expenses. Research and development expenses decreased in 2009 compared to 2008 due to the reduction in workforce that occurred in the first quarter of 2009. Research and development expenses were deployed to enhance the technology supporting our RadicalBuy widget, the website and possible other applications of our technology.

Consulting Services. Consulting services decreased in 2009 compared to 2008 because we required consulting services in support of the RadicalBuy application launch that were not needed in the current year.

Professional Fees. Professional fees decreased in 2009 compared to 2008 primarily due to the reduction of legal fees directly incurred by the Company. These services are now being provided under the Management Services Agreement with Radical Incubation LP, an affiliate of Radical Holdings LP. Going forward these services will be provided by Radical Ventures, L.L.C., another affiliate of Radical Holdings LP. We expect professional fees to increase in 2010, as compared to 2009, in connection with anticipated increases in fees resulting from work required in conjunction with the proposed share exchange with Officeware Corporation, work required in order that the post-combined company can comply with the Sarbanes-Oxley requirement for the audit of our internal controls in 2010, and other professional fees incurred as we attempt to expand our operations.

Salaries and Benefits. The increase in salaries and benefits expense for 2009, as compared to 2008, is attributable to increasing the role of our part-time employee to a full-time position, in the latter half of 2009, in order to implement additional procedures and testing to further comply with the anticipated Sarbanes-Oxley requirement for the audit of our internal controls and in anticipation of our proposed combination with Officerware Corporation.

Non-Cash Consulting Expense – Related Party. Many services were provided under the Management Services Agreement dated February 23, 2007, with Radical Incubation LP, an affiliate of Radical Holdings LP. Pursuant to this Management Services Agreement, personnel of Radical Incubation LP provide certain management services to us, including, among others, legal, financial, marketing and technology. These services are provided to us at a cost of $3,500 per month; however, we are not required to pay these fees or reimburse expenses and, accordingly, account for these costs of services and expenses as deemed contributions to us. This agreement expired, pursuant to its terms, on December 31, 2009. We entered into a new agreement on December 31, 2009 in which Radical Ventures, L.L.C., another affiliate of Radical Holdings LP will provide these services to us upon the same terms during the upcoming year. This agreement may be terminated upon 30 days' written notice by Radical Ventures, L.L.C. for any reason or by us for gross negligence. We also agreed to indemnify and hold harmless Radical Ventures, L.L.C. for its performance of these services, except for gross negligence and willful misconduct. Further, we limited Radical Ventures, L.L.C.'s maximum aggregate liability for damages under this agreement to the amounts deemed contributed to us by virtue of this agreement during twelve months prior to that cause of action.

Depreciation and Amortization. Depreciation and amortization decreased during 2009, as compared to 2008, due to the determination by the Company that the website development costs and other assets were fully impaired in 2008.

Impairment of Fixed Assets and Assets Held for Sale. The Company reviews its long-lived assets periodically to determine whether events or changes in circumstances have occurred that indicate the remaining asset balances may not be recoverable and an impairment loss should be recognized. These evaluations include comparing the carrying value of the long-lived assets with the estimated future cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future cash flows be less than the carrying value, the Company would recognize an impairment loss. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets. During 2008, the Company recorded an impairment charge of $123,188.

Other Income – Related Party. On February 28, 2008, we entered into an Agreement for Project Staffing Services with HDNet Fights, Inc., an affiliate of Radical Holdings LP. On February 6, 2009, we entered into an Agreement for Project Staffing Services with Silver Cinemas Acquisition Co., an affiliate of Radical Holdings LP. These agreements provide that we will provide personnel, as independent contractors on an hourly-fee basis, to perform computer software programming, system analysis, design, project management, consulting, and education and training for HDNet Fights, Inc. and Silver Cinemas Acquisition Co. The increase in these amounts in 2009 compared to 2008 results from the agreement to perform these services for Silver Cinemas Acquisition Co. in 2009.

Interest Income. Interest income decreased during 2009, as compared to 2008, due to a general decline in interest rates and a decline in the balance of our operating funds.

Interest Expense - Related Party. On March 25, 2009, the Company received $750,000 from Radical Holdings LP under a Demand Promissory Note bearing interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%). This expense reflects the interest accruing on the Demand Promissory Note.

Income Taxes. There was no Federal income tax expense recorded for the years ended December 31, 2009 and 2008, due to a net loss in each period. We do not record deferred tax benefits related to net operating losses because of the uncertainty of realizing those benefits.

Deemed Dividend Related to Beneficial Conversion Feature on Series B Convertible Preferred Stock. On July 18, 2008, we issued 69,729 shares of our Series B Convertible Preferred Stock at $7.17092619 per share to Radical Holdings LP for cash proceeds of $500,000. The beneficial conversion feature represents the difference between the fair market value of our common stock and the conversion price on the date of issuance of the Series B Convertible Preferred Stock, multiplied by the number of shares of common stock that would be received upon conversion. We recorded a deemed dividend due to the beneficial conversion price of $205,145, which represents the lesser of the proceeds or the beneficial conversion feature of $205,145.

Liquidity and Capital Resources and Financial Position

General

As of December 31, 2009, we had $278,795 of operating funds. On July 18, 2008, the Company and Radical Holdings LP entered into a Securities Purchase Agreement (the "Purchase Agreement"). Subject to the terms and conditions of the Purchase Agreement, the Company issued and sold, and Radical Holdings LP purchased, 69,726 shares of Series B Convertible Preferred Stock of the Company for an aggregate purchase price of $500,000, or $7.17092619 per share of Series B Convertible Preferred Stock. The proceeds from the issuance and sale of the Series B Convertible Preferred Stock were utilized to pay all outstanding liabilities through the end of 2008 and for several months of 2009.

On March 25, 2009, the Company received $750,000 from Radical Holdings LP under a Demand Promissory Note bearing interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%) due on March 24, 2010. On March 24, 2010, this note was refinanced through the issuance of a new Demand Promissory Note. The principal amount of this new Demand Promissory Note was $772,500. This note bears interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%). The new Demand Promissory Note must be repaid within 30 days of receiving a demand for repayment or on March 23, 2012, whichever comes earlier.

On December 16, 2009, the Company, Officeware Corporation, or FilesAnywhere.com, Tim Rice, Chetan Jaitly, Radical Holdings LP and Radical Investments LP entered into a Stock Exchange Agreement, or the Agreement. Subject to the conditions of the Agreement, the Company will issue and exchange 12,264,256 shares of Company common stock for all of the outstanding shares of stock of FilesAnywhere.com with the shareholders of FilesAnywhere.com. FilesAnywhere.com provides online back-up, file storage and other web-based services for individuals, businesses and governmental organizations. At the closing of this transaction, FilesAnywhere.com will become a wholly-owned subsidiary of the Company. In addition, subject to the terms and conditions of the Agreement, the Company will issue and sell, and Radical Holdings LP will purchase 3,066,064 shares of Company common stock for an aggregate purchase price of $1.0 million, or $0.326151052293755 per share.

Management anticipates our operating funds, should the share exchange occur, and the funds provided by Radical Holdings LP will sustain our operations, as presently conducted, through the first quarter of 2011. By the end of the first quarter of 2011, we will be required to seek additional funds if we do not generate sufficient cash from operating activities to fund our future operations. If the proposed combination does not occur, we will be required to seek additional funds prior to that date. If the combination does occur but if substantial growth in our revenues does not occur, we may not be able to achieve or maintain profitability in the future. The amount of losses we will incur before achieving profitability, and the time required to reach profitability, are each highly uncertain.

No assurances can be given that we will ever achieve profitability. We expect to continue to experience operating losses. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. No assurances can be given that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

Our goal is to grow the use of RadicalBuy, which we expect will generate revenue to support our operations. We intend to continue to improve and expand our website and roll-out other features to support its growth. No assurances, however, can be given that this line of business will generate sufficient operating funds to support our operating activities. In addition, we are exploring whether other companies may have interest in utilizing our technology to deliver their content and allow for interactivity with their customers or users across these various platforms. We also hope that, if the share exchange is completed, that FilesAnywhere.com will generate revenue to support our operations.

We may also pursue various acquisition targets that could provide us with operating funds to support our activities. In the event that we acquire a target, depending on the nature of that target, we may require additional funds to consummate the acquisition or support our operations going forward. No assurances, however, can be given that we will be able to identify a potential target, consummate the acquisition of the target and, if consummated, integrate the target company and realize funds from operations.

Operating Activities. Cash used in operations was $698,363 in the year ended December 31, 2009, as compared to $874,346, in the year ended December 31, 2008.

Investing Activities. Cash provided by investing activities for the year ended December 31, 2009 was $3,507, as compared to cash provided by investing activities of $8,210 for the year ended December 31, 2008.

Financing Activities. For the year ended December 31, 2009, $750,000 was provided by financing activities while $500,000 was provided by financing activities for the year ended December 31, 2008. The increase in 2008 is attributable to the issuance of the Demand Promissory Note representing a loan from Radical Holdings LP that resulted in proceeds of $750,000. The sale of the Series B Convertible Preferred Stock to Radical Holdings LP in 2008 resulted in proceeds of $500,000.

Indebtedness

On March 25, 2009, we received a loan in the amount of $750,000 from Radical Holdings LP and we issued to Radical Holdings LP a Demand Promissory Note, in the principal amount of $750,000, bearing interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%) due on March 24, 2010. At December 31, 2009 the principal and accrued interest of this Demand Promissory Note was $767,384. On March 24, 2010, this note was refinanced and a new Demand Promissory Note was issued. The principal amount of this new Demand Promissory Note was $772,500. This note bears interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%). The new Demand Promissory Note must be repaid within 30 days of receiving a demand for repayment or on March 23, 2012, whichever comes earlier. At December 31, 2008, we did not have any outstanding indebtedness for borrowed money.

Liquidity

We believe that the funds received from the issuance of common stock in conjunction with our proposed combination with FilesAnywhere.com along with funds generated by the operation of FilesAnwhere.com will provide us with the necessary funds to operate our business until the first quarter of 2011. Because our main line of business, RadicalBuy, has a short operating history, we anticipate that our operating activities will not generate a material amount of cash in the near term. While we are undertaking various plans and measures that we believe will increase funds generated from operating activities, no assurances can be given that those plans and measures will be successful in increasing funds generated from operating activities. Accordingly, we anticipate that we will be required to seek additional funds by the end of the first quarter of 2011 to fund our future operating activities. If the combination does not occur, we will be required to seek additional funds prior to that date.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

Our audited consolidated financial statements and accompanying footnotes can be found beginning with the Index to Consolidated Financial Statements on page F-1, which follows the signature page of this Annual Report on Form 10-K.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A(T). Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures. Our chief executive officer and president (our Principal Executive Officer and Principal Financial Officer) is responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934) for us. Based on the evaluation of our disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) required by Exchange Act Rules 13a-15(b) or 15d-15(b), our principal executive officer and our principal financial officer has concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Changes in internal controls. There were no changes in our internal controls over financial reporting as defined in Exchange Act Rule 13a-15(f) that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered independent public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information called for by this Item 10 is contained in our definitive Information Statement to be filed with the SEC and is incorporated herein by reference.

Item 11. Executive Compensation.

The information called for by this Item 11 is contained in our definitive Information Statement to be filed with the SEC and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information called for by this Item 12 is contained in our definitive Information Statement to be filed with the SEC and in Item 5 of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information called for by this Item 13 is contained in our definitive Information Statement to be filed with the SEC and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information called for by this Item 14 is contained in our definitive Information Statement to be filed with the SEC and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

The following exhibits are provided pursuant to provisions of Item 601 of Regulation S-K:

Exhibit Number		Description of Exhibit
3.1		Amended and Restated Articles of Incorporation of the Registrant, dated as of June 2, 2006 and filed with the Secretary of State of the State of Nevada on June 5, 2006 (filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-QSB for quarter ended March 31, 2006 (filed on June 26, 2006) and incorporated herein by reference).
3.2		Bylaws of the Registrant (filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-KSB for year ended December 31, 2005 (filed on May 11, 2006) and incorporated herein by reference).
4.1		Form of common stock certificate of the Registrant (filed as Exhibit 4.1 to the Registrant's Annual Report on Form 10-KSB for year ended December 31, 2005 (filed on May 11, 2006) and incorporated herein by reference).
4.2		Amended and Restated Certificate of Designation, Rights and Preferences of Series A Convertible Preferred Stock of the Registrant, dated as of October 13, 2009 and filed with the Secretary of State of the State of Nevada on October 15, 2009 (filed as Exhibit 4.1 to the Registrant's Form 8-K (filed on October 19, 2009) and incorporated herein by reference).

Exhibit Number		Description of Exhibit
4.3		Form of stock certificate for Series A Convertible Preferred Stock (filed as Exhibit 4.8 to the Registrant's Quarterly Report on Form 10-QSB for quarter ended March 31, 2006 (filed on June 26, 2006) and incorporated herein by reference).
4.4		Amended and Restated Certificate of Designation, Rights and Preferences of Series B Convertible Preferred Stock of the Registrant, dated as of October 13, 2009 and filed with the Secretary of State of the State of Nevada on October 15, 2009 (filed as Exhibit 4.2 to the Registrant's Form 8-K (filed on October 19, 2009) and incorporated herein by reference).
4.5		Form of stock certificate for Series B Convertible Preferred Stock (filed as Exhibit 4.5 to the Registrant's Annual Report on Form 10-K for year ended December 31, 2008 (filed on March 31, 2009) and incorporated herein by reference).
10.1*		Summary of verbal arrangement for compensation for Darin Divinia (filed as Exhibit 10.25 to the Registrant's Current Report on Form 8-K filed on January 4, 2008 and incorporated herein by reference).
10.2*		Summary of verbal arrangement for compensation for Steve Watkins (filed as Exhibit 10.26 to the Registrant's Current Report on Form 8-K filed on January 4, 2008 and incorporated herein by reference).
10.3*		Updated summary of verbal arrangement for compensation for Steve Watkins (filed as Exhibit 10.26 to the Registrant's Current Report on Form 8-K filed on January 18, 2008 and incorporated herein by reference).
10.4		Agreement for Project Staffing Services, dated February 28, 2008, by and between Immediatek, Inc. and HDNet Fights, Inc. (filed as Exhibit 10.27 to the Registrant's Current Report on Form 8-K filed on March 3, 2008 and incorporated herein by reference).
10.5		Letter agreement, dated February 28, 2008, amending Sublease, dated February 21, 2007, by and between DiscLive, Inc. and HDNet LLC (filed as Exhibit 10.28 to the Registrant's Current Report on Form 8-K filed on March 3, 2008 and incorporated herein by reference).
10.6		Securities Purchase Agreement, dated July 18, 2008, by and between Immediatek, Inc. and Radical Holdings LP (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 21, 2008 and incorporated herein by reference).
10.7		Agreement for Project Staffing Services, dated February 6, 2009, by and between Immediatek, Inc. and Silver Cinemas Acquisition Co. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 10, 2009 and incorporated herein by reference).
10.9		Demand Promissory Note, dated March 25, 2009, issued to Immediatek, Inc. to the order of Radical Holdings LP (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 25, 2009 and incorporated herein by reference).
10.10		Stock Exchange Agreement, dated December 16, 2009, by and among Immediatek, Inc., Officeware Corporation, Tim Rice, Chetan Jaitly, Radical Holdings LP, and Radical Investments LP (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 22, 2009 and incorporated herein by reference).

Exhibit Number		Description of Exhibit
10.11		Management Services Agreement, dated December 31, 2009, between Immediatek, Inc. and Radical Ventures LLC (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 6, 2010 and incorporated herein by reference).
10.12		Letter agreement, dated December 31, 2009, amending Sublease, dated February 21, 2007, by and between DiscLive, Inc., IMKI Ventures, Inc. and HDNet LLC (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on January 6, 2010 and incorporated herein by reference).
10.13		Demand Promissory Note, dated March 24, 2010, issued to Immediatek, Inc. to the order of Radical Holdings LP (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 25, 2010 and incorporated herein by reference).
14.1		Immediatek, Inc. Code of Business Conduct and Ethics (filed as Exhibit 14.1 to the Registrant's Current Report on Form 10-KSB filed on March 28, 2008 and incorporated herein by reference.)
21.1**		Subsidiaries of the Registrant.
31.1**		Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act.
32.1**		Certification Required by 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002).

* Management contract or compensatory plan or arrangement.

** Indicates document filed herewith.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Immediatek, Inc.,
a Nevada corporation

Date: March 31, 2010

By: /s/ DARIN DIVINIA
Name: Darin Divinia
Title: President and Chief Executive Officer
(On behalf of the Registrant and as Principal Executive and Financial Officer)

In accordance with the Exchange Act, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ DARIN DIVINIA Darin Divinia	Director, President and Chief Executive Officer (principal executive and financial officer)	March 31, 2010
/s/ ROBERT S. HART Robert S. Hart	Director and Secretary	March 31, 2010

IMMEDIATEK, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Director and Stockholders
Immediatek, Inc.

We have audited the accompanying consolidated balance sheet of Immediatek, Inc. (the "Company") (a development stage enterprise) as of December 31, 2009, and the related consolidated statement of operations, stockholders' deficit and cash flows for the year then ended and for the period from January 1, 2008 (date of re-entry into the development stage) to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the period from January 1, 2008 to December 31, 2008 were audited by other auditors and our opinion, insofar as it relates to cumulative amounts included for such prior periods, is based solely on the reports of such other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Immediatek, Inc. as of December 31, 2009, and the results of its operations and cash flows for the year then ended and the period from January 1, 2008 to December 31, 2009, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a substantial accumulated deficit. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We were not engaged to examine management's assertion about the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 included in the accompanying Management Report on Internal Controls over Financial Reporting and, accordingly, we do not express an opinion thereon.

/s/ Hein & Associates LLP

Hein & Associates LLP
Dallas, TX
March 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Immediatek, Inc.

We have audited the accompanying consolidated balance sheet of Immediatek, Inc. and subsidiaries (the "Company") as of December 31, 2008 and the related consolidated statements of operations, stockholder's deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Immediatek, Inc. and subsidiaries as of December 31, 2008 and consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a substantial accumulated deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as they relate to these issues are also explained in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KBA GROUP LLP

KBA GROUP LLP
Dallas, Texas
March 31, 2009

Immediatek, Inc.
(A Development Stage Enterprise)
Consolidated Balance Sheets

	December 31, 2009	December 31, 2008
Assets		
Current assets:		
Cash	$ 278,795	$ 223,651
Accounts receivable (including $2,413 and $7,859 due from a related party at December 31, 2009 and 2008, respectively)	3,609	7,911
Prepaid expenses and other current assets	7,940	2,650
Total current assets	290,344	234,212
Fixed assets, net	3,872	3,857
Assets held for sale	-	7,595
Total Assets	$ 294,216	$ 245,664
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable (including $0 and $2,308 due to related parties at December 31, 2009 and 2008, respectively)	$ 14,261	$ 2,308
Accrued liabilities (including $17,384 and $0 due to related parties at December 31, 2009 and 2008, respectively)	26,043	3,245
Note Payable - related party	750,000	-
Total current liabilities	790,304	5,553
Series A convertible preferred stock (conditionally redeemable); $0.001 par value 4,392,286 authorized, issued and outstanding at December 31, 2009 and December 31, 2008; redemption/liquidation preference of $ 3,000,000	$ 3,000,000	$ 3,000,000
Series B convertible preferred stock (conditionally redeemable); $0.001 par value 69,726 authorized, issued and outstanding at December 31, 2009 and and December 31,2008; redemption/liquidation preference of $500,000	$ 500,000	$ 500,000
Stockholders' deficit:		
Preferred stock, $0.0001 par value, 537,988 shares authorized but not issued	-	-
Common stock, $0.001 par value, 500,000,000 shares authorized and 535,321shares issued and outstanding at December 31, 2009 and December 31, 2008, respectively	535	535
Additional paid in capital	163,102	121,102
Deficit accumulated during the development stage	(1,820,424)	(1,042,225)
Accumulated deficit - prior to the development stage	(2,339,301)	(2,339,301)
Total Stockholders' deficit	(3,996,088)	(3,259,889)
Total Liabilities, Preferred Stock and Stockholders' Deficit	$ 294,216	$ 245,664

See accompanying notes to consolidated financial statements.

Immediatek, Inc.
(A Development Stage Enterprise)
Consolidated Statements of Operations

	For the Years Ended December 31,		For the Period from January 1, 2008 (re-entry of development stage) to December 31, 2009
	2009	2008	2009
Revenues	$ 389	$ 842	$ 1,231
Cost of revenues	-	-	-
Gross margin	389	842	1,231
Expenses:			
Research and development expenses	399,343	478,666	878,009
Consulting services	2,100	32,906	35,006
Non-cash consulting expense - related party	42,000	42,000	84,000
Professional fees	139,033	159,636	298,669
Salaries and benefits	177,640	163,883	341,523
Depreciation and amortization	4,242	28,202	32,444
Gain on sale of assets held for sale	(169)	(76)	(245)
Impairment of fixed assets and assets held for sale	-	123,188	123,188
Other general and administrative expenses	32,297	38,634	70,931
Total expenses	796,486	1,067,039	1,863,525
Net operating loss	(796,097)	(1,066,197)	(1,862,294)
Other income (expense):			
Other income - related party	34,764	19,388	54,152
Interest income	518	4,584	5,102
Interest expense - related party	(17,384)	-	(17,384)
Net loss	(778,199)	(1,042,225)	(1,820,424)
Deemed dividend related to the beneficial conversion feature on Series B convertible preferred stock	-	(205,145)	(205,145)
Net loss attributable to common stockholders	$ (778,199)	$ (1,247,370)	$ (2,025,569)
Weighted average number of common shares outstanding - basic and fully diluted	535,321	535,321	535,321
Basic and diluted loss per common share attributable to common stockholders	$ (1.45)	$ (2.33)	$ (3.78)

See accompanying notes to consolidated financial statements.

Immediatek, Inc.
(A Development Stage Enterprise)
Consolidated Statement of Changes in Stockholders' Deficit
For the Years Ended December 31, 2009 and 2008

	Common Stock		Additional Paid-in Capital	Prior to January 1, 2008 (re-entry of development stage) Accumulated Deficit	For the Period from January 1, 2008 (re-entry of development stage) to December 31, 2009 Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount				
Balance, December 31, 2007	535,321	$ 535	$ 79,102	$ (2,339,301)	$ -	$ (2,259,664)
Deemed contribution for services provided by stockholder	-	-	42,000	-	-	42,000
Net Loss	-	-	-	-	(1,042,225)	(1,042,225)
Balance, December 31, 2008	535,321	$ 535	$ 121,102	$ (2,339,301)	$ (1,042,225)	$ (3,259,889)
Deemed contribution for services provided by stockholder	-	-	42,000	-	-	42,000
Net Loss	-	-	-	-	(778,199)	(778,199)
Balance, December 31, 2009	535,321	535	163,102	(2,339,301)	(1,820,424)	(3,996,088)

See accompanying notes to consolidated financial statements.

Immediatek, Inc.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flow

	For the Years Ended December 31		For the Period from January 1, 2008 (Re-entry of Development Stage) to December 31, 2009
	2009	2008	
Cash flows from operating activities			
Net loss	$ (778,199)	$ (1,042,225)	$ (1,820,424)
Depreciation and amortization	4,242	28,202	32,444
Non-cash consulting fees - related party	42,000	42,000	84,000
Gain on sale and disposal of assets held for sale	(169)	(76)	(245)
Impairment of fixed assets and assets held for sale	-	123,188	123,188
Adjustments to reconcile net loss to net cash used in operating activities:			
Accounts receivable	4,302	(4,336)	(34)
Prepaid expenses and other current assets	(5,290)	438	(4,852)
Accounts payable	11,953	(21,718)	(9,765)
Accrued liabilities	22,798	181	22,979
Net cash used in operating activities	(698,363)	(874,346)	(1,572,709)
Cash flows from investing activities			
Purchase of fixed assets	(4,256)	-	(4,256)
Proceeds from the sale of fixed assets	7,763	8,210	15,973
Net cash provided by investing activities	3,507	8,210	11,717
Cash flows from financing activities			
Proceeds from issuance of Series B convertible preferred stock	-	500,000	500,000
Proceeds from issuance of promissory note	750,000	-	750,000
Net cash provided by financing activities	750,000	500,000	1,250,000
Net increase (decrease) in cash	55,144	(366,136)	(310,992)
Cash at the beginning of the period	223,651	589,787	750,155
Cash at the end of the period	$ 278,795	$ 223,651	$ 439,163
Supplemental disclosures:			
Interest paid	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -
Number of shares issued for acquisition of assets	-	-	60,514
Value of shares issued for acquisition of assets	$ -	$ -	$ 151,286

See accompanying notes to consolidated financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Immediatek was originally organized as a corporation on August 6, 1998, under the laws of the State of Nevada. Prior to October 1, 2007, Immediatek, through its wholly-owned, operating subsidiary, DiscLive, Inc., recorded live content, such as concerts and conferences, and made the recorded content available for delivery to attendees within fifteen minutes after the conclusion of a live event. On October 1, 2007, DiscLive, Inc. ceased retail sales of its products in conjunction with the decision not to further pursue that line of business. It was determined that the Company re-entered the development stage at this time. However, the activity from October 1, 2007 through December 31, 2007 was not material, and we are presenting the financial statements as if the Company re-entered the development stage at January 1, 2008. On August 29, 2007, Immediatek, Inc. (the "Company" or "Immediatek") formed a wholly-owned subsidiary, IMKI Ventures, Inc. IMKI Ventures, Inc. acquired certain assets from a related party on August 31, 2007. The consideration paid for the acquired assets was 60,514 shares of Immediatek common stock. Those acquired assets were developed into our e-commerce product called RadicalBuy, which was launched in part on October 23, 2007. RadicalBuy is an online marketplace that, in addition to providing buyers and sellers an online forum to buy and sell items, allows seller-approved third-parties to sell items on the seller's behalf and earn a commission. RadicalBuy also enables sellers to list their items across various internet platforms such as their Facebook page, MySpace page, blog or web page through the use of a "widget" that is currently available from our RadicalBuy website.

Basis of Presentation: The accompanying consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, DiscLive, Inc. and IMKI Ventures, Inc. (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in these consolidated financial statements. Certain accounts have been reclassified to conform to the current period's presentation.

Going Concern: The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of the assets of the Company and the satisfaction of its liabilities and commitments in the normal course of business. See Note 2 for a discussion of the Company's ability to continue as a going concern and its plans for addressing those issues. The inability to consummate the proposed share exchange described in Note 2 or obtain additional financing during the second quarter of 2010, when required, could have a material adverse effect on the operations and financial condition of the Company.

Management Estimates and Significant Risks and Uncertainties: The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during such reporting periods. Actual results could differ from these estimates.

The Company is subject to a number of risks and can be affected by a variety of factors. Management of the Company believes that the following factors, as well as others, could have a significant negative effect on the Company's future financial position, results of operations or cash flows:

- our inability to continue as a going concern;
- our history of losses, which are likely to continue;
- our inability to utilize the funds received in a manner that is accretive;
- our inability to generate sufficient funds from operating activities to fund operations;
- difficulties in developing and marketing new products;
- inability to locate lines of business to acquire or, if acquired, to integrate them;
- inability to execute our growth and acquisition strategy;
- dependence on third-party contractors and third-party platforms and websites; and
- changes in conditions affecting the economy generally.

Business Segments: On August 31, 2007, IMKI Ventures, a newly created, wholly-owned subsidiary of the Company, acquired certain assets that it used to launch the RadicalBuy product on October 23, 2007. Accordingly, the Company anticipates that it will primarily operate in the e-commerce line of business.

Cash and Cash Equivalents: The Company classifies all highly liquid investments with initial maturities of three months or less at the time of purchase as cash equivalents. At times, cash and cash equivalents may be in excess of the Federal Deposit Insurance Corporation insurance limit.

Fair Value of Financial Instruments: Unless otherwise disclosed, the fair values of financial instruments approximate their carrying amount due primarily to their short-term nature.

Fixed Assets: Fixed assets are stated at cost and depreciated using the straight-line method over the estimated lives of the assets. The following table summarizes the estimated remaining useful lives of fixed assets of the Company at December 31, 2009:

	Estimated Remaining Useful Lives
Computer equipment	2 – 29 months
Office furniture and equipment	5 – 14 months

The following table summarizes the fixed assets of the Company at December 31, 2009 and 2008:

	2009	**2008**
Computer equipment	$ 27,906	$ 23,693
Office furniture and equipment	3,605	3,605
	31,511	27,298
Less accumulated depreciation and amortization	(27,639)	(23,441)
Fixed assets, net	$ 3,872	$ 3,857

The Company capitalizes eligible costs associated with software developed or obtained for internal use in accordance with the American Institute of Certified Public Accountants, or AICPA, Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* and Emerging Issues Task Force, or EITF, Issue No. 00-02, *Accounting for Website Development Costs,* which is incorporated in ASC Topic 350, *Intangibles-Goodwill and Other*. Costs incurred in the development phase are capitalized and will be amortized in cost of revenues over the product's estimated useful life once placed into service. Costs related to the planning and post implementation phases of the website and related applications development efforts are recorded as operating expenses. The RadicalBuy software platform was placed into service during the fourth quarter of 2007. The Company began amortizing the capitalized website development costs upon deployment in October 2007 over its estimated useful life of 60 months. During 2008, the Company determined that the website development costs were fully impaired. Accordingly, during 2008 the Company recorded an impairment charge of $70,613.

Repair and maintenance expenditures are charged to operations as incurred. Major improvements and replacements, which extend the useful life of an asset, are capitalized and depreciated over the remaining estimated useful life of the asset. When assets are impaired, retired or sold, the costs and related accumulated depreciation are eliminated and any resulting gain or loss is reflected in operations. Depreciation expense related to fixed assets totaled $4,242 and $9,372 for the years ended December 31, 2009 and 2008, respectively.

Long-lived Assets: The Company reviews its long-lived assets periodically to determine whether events or changes in circumstances have occurred that indicate the remaining asset balances may not be recoverable and an impairment loss should be recognized. These evaluations include comparing the carrying value of the long-lived assets with the estimated future cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future cash flows be less than the carrying value, the Company would recognize an impairment loss. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets. During 2008, the Company determined that certain fixed assets, intangibles and assets held for sale were impaired and accordingly recorded an impairment charge of $123,188 which includes the impairment of web site development costs described above. There was no impairment during 2009.

Convertible Securities: From time to time, we have issued, and in the future may issue, convertible securities with beneficial conversion features. We account for these convertible securities in accordance with EITF 98-5, *Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios* (EITF 98-5) and EITF 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments* which are incorporated in ASC Topic 470, *Debt.*

Revenue Recognition: With respect to RadicalBuy, revenues are recognized when evidence of an arrangement exists, the fee is fixed and determinable, no significant obligation remains and collection of the receivable is reasonably assured. RadicalBuy generates transaction revenues from final value and feature fees. Feature fee revenues are recognized ratably over the estimated period of the feature, while revenues related to final value fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when at least one buyer has offered to purchase the item. As of December 31, 2009, revenues generated from RadicalBuy have been minimal.

Research and Development: We have spent approximately $399,343 and $478,666 in 2009 and 2008 respectively for the development of our technologies and services. Research and development costs related to present and future products and services are charged to operations in the period incurred. As new technology is produced and related services are delivered we will recognize the proceeds as revenue.

Stock-Based Compensation: The Company accounts for stock-based compensation in accordance with SFAS 123 (revised 2004), *Share Based Payment*, which is incorporated in ASC Topic 718, *Compensation, Stock Compensation* and 505, *Equity*. Under ASC Topic 718, compensation cost related to stock based compensation is measured based on the award's grant date fair value and is expensed on a straight-line basis over the period the award is earned by the employee.

Net Loss per Share: Net loss was used in the calculation of both basic and diluted loss per share. The weighted average number of shares of common stock outstanding was the same for calculating both basic and diluted loss per share. Series A and Series B Convertible Preferred Stock convertible into 14,794,999 shares of common stock outstanding at December 31, 2009 and 2008 were not included in the computation of diluted loss per share, as the effect of their inclusion would be anti-dilutive.

Comprehensive Loss: For all periods presented, comprehensive loss is equal to net loss.

Income Taxes: The Company follows SFAS 109, *Accounting for Income Taxes*, which is incorporated in ASC Topic 740, *Income Taxes*, for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability during each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is provided to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,* which is incorporated in ASC Topic 740, *Income Taxes*. This guidance prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. The Company did not recognize any adjustments to its financial statements as a result of its implementation of this accounting standard.

Recent Accounting Pronouncements:

On January 1, 2009, we adopted new accounting guidance for business combinations as issued by the Financial Accounting Standards Board (FASB). The new accounting guidance establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree, as well as the goodwill acquired. Significant changes from previous guidance resulting from this new guidance include the expansion of the definitions of a "business" and a "business combination." For all business combinations (whether partial, full or step acquisitions), the acquirer will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; contingent consideration will be recognized at its fair value on the acquisition date and; for certain arrangements, changes in fair value will be recognized in earnings until settlement; and acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition. The new accounting guidance also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination. The adoption of this accounting guidance did not have a material impact on our consolidated financial statements as of December 31, 2009. As a result of the new accounting guidance, we expect to expense transaction costs associated with business combinations during 2010.

On January 1, 2009, we adopted new accounting guidance for noncontrolling interests in subsidiaries as issued by the FASB. The new accounting guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as a minority interest, is a third-party ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, the new guidance requires the consolidated statement of income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. The new guidance also requires disclosure on the face of the consolidated statement of income of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. The adoption of this accounting guidance did not have a material impact on our consolidated financial statements.

On January 1, 2009, we adopted new accounting guidance for assets acquired and liabilities assumed in a business combination as issued by the FASB. The new guidance amends the provisions previously issued by the FASB related to the initial recognition and measurement, subsequent measurement and accounting and disclosures for assets and liabilities arising from contingencies in business combinations. The new guidance eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement. The adoption of this accounting guidance did not have a material impact on our consolidated financial statements at December 31, 2009.

During the second quarter of 2009, we adopted new accounting guidance related to subsequent events as issued by the FASB. The new requirement establishes the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of subsequent events through the date the financial statements are issued. The adoption of this accounting guidance did not have a material impact on our consolidated financial statements.

During the third quarter of 2009, we adopted the new Accounting Standards Codification (ASC) as issued by the FASB. The ASC has become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. The ASC is not intended to change or alter existing GAAP. The adoption of the ASC did not have a material impact on our consolidated financial statements.

In September 2009, the FASB issued new accounting guidance related to the revenue recognition of multiple element arrangements. The new guidance states that if vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. The accounting guidance will be applied prospectively and will become effective during the first quarter of 2011. Early adoption is allowed. We will adopt this guidance beginning January 1, 2010 and we do not expect this accounting guidance to materially impact our financial statements.

In September 2009, the FASB issued new accounting guidance related to certain revenue arrangements that include software elements. The new guidance is to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. If a vendor elects earlier application and the first reporting period of adoption is not the first reporting period in the vendor's fiscal year, the guidance must be applied through retrospective application from the beginning of the vendor's fiscal year and the vendor must disclose the effect of the change to those previously reported periods. We will adopt this guidance beginning January 1, 2010 and we do not expect this accounting guidance to materially impact our financial statements.

NOTE 2 – GOING CONCERN

As shown in the accompanying consolidated financial statements, as of December 31, 2009, the Company had an accumulated deficit of $4,159,725. The Company's historical and continuing losses raise substantial doubt about the Company's ability to continue as a going concern.

In January 2006, the Company entered into the Securities Purchase Agreement with Radical Holdings LP. This transaction was consummated on June 8, 2006, and provided us with an aggregate of $2,653,000 in funds, which is net of $347,000 of funds previously loaned to us by Radical Holdings LP and credited towards the purchase price of the Series A Convertible Preferred Stock. In accordance with the Securities Purchase Agreement, the proceeds from the issuance and sale of the Series A Convertible Preferred Stock were utilized to pay all outstanding liabilities, including, among others, taxes, accounts payable and indebtedness through much of 2008. On July 18, 2008, the Company and Radical Holdings LP entered into a second Securities Purchase Agreement with Radical Holdings LP. This transaction provided us with an aggregate of $500,000 in funds. The proceeds from the issuance and sale of the Series B Convertible Preferred Stock were utilized to pay all outstanding liabilities though the end of 2008 and for several months of 2009.

On March 25, 2009, the Company issued to Radical Holdings LP a Demand Promissory Note, in the principal amount of $750,000, bearing interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%) to evidence a loan from Radical Holdings LP of $750,000 due on March 24, 2010. On March 24, 2010 a new Demand Promissory Note was issued. The principal amount of this new Demand Promissory Note was $772,500. This note bears interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%). The new Demand Promissory Note must be repaid within 30 days of receiving a demand for repayment or on March 23, 2012, whichever comes earlier.

On December 16, 2009, the Company, Officeware Corporation, or FilesAnywhere.com, Tim Rice, Chetan Jaitly, Radical Holdings LP and Radical Investments LP entered into a Stock Exchange Agreement, or the Agreement. Subject to the conditions of the Stock Exchange Agreement, the Company will issue and exchange 12,264,256 shares of Company common stock for all of the outstanding shares of stock of FilesAnywhere.com with the shareholders of FilesAnywhere.com. FilesAnywhere.com provides online back-up, file storage and other web-based services for individuals, businesses and governmental organizations. At the closing of this transaction, FilesAnywhere.com will become a wholly-owned subsidiary of the Company. In addition, subject to the terms and conditions of the Stock Exchange Agreement, the Company will issue and sell, and Radical Holdings LP will purchase 3,066,064 shares of Company common stock for an aggregate purchase price of $1.0 million, or $0.326151052293755 per share.

As of December 31, 2009, we had $278,795 of operating funds, which management anticipates will sustain our operations, as presently conducted, until the end of the first quarter of 2010.

Management anticipates our operating funds, should the share exchange and the funds to be provided by Radical Holdings LP occur will sustain our operations, as presently conducted, through the first quarter of 2011. By the end of the first quarter of 2011, we will be required to seek additional funds if we do not generate sufficient cash from operating activities to fund our future operations. If the proposed transactions do not occur, we will be required to seek additional funds prior to that date. If the proposed transactions do occur but if substantial growth in our revenues does not occur, we may not be able to achieve or maintain profitability in the future. The amount of losses we will incur before achieving profitability, and the time required to reach profitability, are each highly uncertain. No assurances can be given that we will ever achieve profitability. We expect to continue to experience operating losses. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. No assurances can be given that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

Further, the Company may identify and pursue additional acquisitions. In the event that the Company consummates an additional acquisition, it may require additional funds. No assurances, however, can be given that those opportunities can be realized, if available.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 –SERIES A AND SERIES B CONVERTIBLE PREFERRED STOCK

In accordance with the Securities Purchase Agreement, as amended, by and among the Company, Radical Holdings LP and the other parties thereto, the Company issued and sold to Radical Holdings LP 4,392,286 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $3,000,000, or $0.68 per share of Series A Convertible Preferred Stock, on June 8, 2006. The Series A Convertible Preferred Stock is, at the option of the holders of the Series A Convertible Preferred Stock, convertible at any time into 14,563,804 shares of Company common stock.

On July 18, 2008, pursuant to a separate Securities Purchase Agreement, between the Company and Radical Holdings LP, Immediatek issued and sold to Radical Holdings LP 69,726 shares of Series B Convertible Preferred Stock of Immediatek for an aggregate purchase price of $500,000, or $7.17092619 per share of Series B Convertible Preferred Stock. The shares of Series B Convertible Preferred Stock are convertible into 231,195 shares of Company common stock.

A holder of a share of Series A or Series B Convertible Preferred Stock is entitled to vote on all matters required or permitted to be voted upon by the stockholders of the Company. Each holder of shares of Series A or Series B Convertible Preferred Stock is entitled to the number of votes equal to the largest number of full shares of Company common stock into which all shares of Series A or Series B Convertible Preferred Stock held by that holder could be converted. As of March 31, 2010, Radical Holdings LP beneficially owned 98% of the outstanding securities entitled to vote on matters required or permitted to be submitted to the stockholders of the Company.

On October 13, 2009, Immediatek entered into an Agreement to Amend and Restate Certificates of Designation with Radical Holdings LP. As a result of this agreement, the Company filed amended and restated Certificates of Designation, Rights and Preferences for the Series A and Series B Convertible Preferred Stock which removed a certain portion of the re-pricing mechanism of the convertible feature of the Series A and Series B Preferred Stock. The result of this amendment is that, generally, should the Company issue new equity securities in the future for additional consideration, that issuance will not result in a change to the conversion price of the Series A or Series B Preferred Stock.

Series A and Series B Convertible Preferred Stock. Below is a summary of the material terms of the Series A and Series B Convertible Preferred Stock and certain restrictions imposed upon us.

Dividends. The holders of the Series A and Series B Convertible Preferred Stock are not entitled to any preferential dividends. Holders of the Series A and Series B Convertible Preferred Stock, however, are entitled to participate on an as-converted basis in any cash dividends declared and paid on shares of our common stock.

Liquidation. Upon our liquidation, dissolution or winding up, an acquisition of us that results in the sale of more than 50% of our outstanding voting power, or the sale or exclusive license of all or substantially all of our assets, the holders of the Series A Convertible Preferred Stock, pari passu with Series B Convertible Preferred Stock are entitled to receive, out of our legally available funds and assets, before any payment is made to any shares of our common stock or other junior stock, an amount per share equal to the greater of:

- $0.683015632 per share of Series A Convertible Preferred Stock; and
- The amount that the holder of that share of Series A Convertible Preferred Stock would have received had the holder converted that share into shares of our common stock immediately prior to the liquidation event.

Upon the liquidation, dissolution or winding up of the Company, including an acquisition of the Company that results in the sale of more than 50% of the outstanding voting power of the Company, or the sale or exclusive license of all or substantially all of the assets of the Company, the holders of the Series B Convertible Preferred Stock, pari passu with Series A Convertible Preferred Stock, will be entitled to receive, out of the legally available funds and assets of the Company, before any payment is made on any shares of Company common stock or other junior stock, an amount per share equal to the greater of:

- $7.17092619 per share of Series B Convertible Preferred Stock; and
- the amount that the holder of that share of Series B Convertible Preferred Stock would have received had the holder converted that share into shares of Company common stock immediately prior to the liquidation event.

If our legally available funds and assets are insufficient to pay the holders of shares of the Series A and Series B Convertible Preferred Stock the full amount to which they are entitled, the holders of the shares of Series A Convertible Preferred Stock and the holders of the shares of Series B Convertible Preferred Stock and the holders of our capital stock that are on parity with the Series A and Series B Convertible Preferred Stock will share ratably in any distribution of our remaining legally available funds and assets.

Ranking. The Series A and Series B Convertible Preferred Stock shall, with respect to rights on liquidation, winding up, corporate reorganization and dissolution, rank pari passu with Series A and Series B Convertible Preferred Stock and senior to the shares of Company common stock and other junior stock.

Conversion. The shares of Series A and Series B Convertible Preferred Stock are convertible into 14,563,804 and 231,195 shares of our common stock, respectively. An intrinsic value exists for a beneficial conversion feature if the market value of the Company common stock that can be acquired by conversion of the Series A and Series B Convertible Preferred Stock is greater than the carrying value of those shares before issue costs.

On June 8, 2006, the Company issued 4,392,286 shares of Series A Convertible Preferred Stock at a per share price of $0.68 to Radical Holdings LP for cash proceeds of $3,000,000. The beneficial conversion feature represents the difference between the fair market value of Company common stock and the conversion price on the date of issuance of the Series A Convertible Preferred Stock, multiplied by the number of shares of common stock that would be received upon conversion. The Company recorded a deemed dividend due to the beneficial conversion price of $3,000,000, which represents the lesser of the proceeds or the beneficial conversion feature of $123,321,622.

On July 18, 2008, the Company issued 69,726 shares of Series B Convertible Preferred Stock at a per share price of $7.17092619 to Radical Holdings LP for cash proceeds of $500,000. The beneficial conversion feature represents the difference between the fair market value of Company common stock and the conversion price on the date of issuance of the Series B Convertible Preferred Stock, multiplied by the number of shares of common stock that would be received upon conversion. The Company recorded a deemed dividend due to the beneficial conversion price of $205,145, which represents the lesser of the proceeds or the beneficial conversion feature of $205,145.

Voting. The holders of the shares of Series A and Series B Convertible Preferred Stock are entitled to vote on all matters required or permitted to be voted upon by our stockholders. Each holder of a share of Series A or Series B Convertible Preferred Stock is entitled to the number of votes equal to the largest number of full shares of our common stock into which all shares of Series A or Series B Convertible Preferred Stock held by that holder could be converted. Except as required by law on matters requiring class voting, the holders of the Series A and Series B Convertible Preferred Stock and our common stock vote together as a single class.

Board of Directors. For so long as any shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement remain outstanding, the holders of a majority-in-interest of the shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement then outstanding have the right to designate all the persons to serve as directors on our board of directors and our subsidiaries. If the holders of the shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement then outstanding choose not to designate any directors, the holders of a majority-in-interest of the shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement then outstanding may appoint a designee to serve as an observer at all meetings of our or our subsidiaries' board of directors and their respective committees.

Protective Provisions. Unless the directors designated by the holders of the shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement control our board of directors with respect to all actions, for so long as any shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement remain outstanding, except where the vote or written consent of the holders of a greater number of our shares is required by law or by our articles of incorporation, and in addition to any other vote required by law or by our articles of incorporation, we cannot, and we shall cause our subsidiaries not to, as applicable, without the prior vote or written consent of the holders of at least 75% of the shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement then outstanding:

(a) amend our articles or bylaws in any manner that would alter or change any of the rights, preferences, privileges or restrictions of the Series A Convertible Preferred Stock or the shares issuable upon conversion of the Series A Convertible Preferred Stock;

(b) reclassify any outstanding securities into securities having rights, preferences or privileges senior to, or on parity with, the Series A Convertible Preferred Stock;

(c) authorize or issue any additional shares of capital stock (other than to holders of the Series A Convertible Preferred Stock);

(d) merge or consolidate with or into any corporation or other person;

(e) sell all or substantially all of our respective assets in a single transaction or series of related transactions;

(f) license all or substantially all of our respective intellectual property in a single transaction or series of related transactions;

(g) liquidate or dissolve;

(h) alter any rights of the holders of the Series A Convertible Preferred Stock or change the size of the board of directors;

(i) declare or pay any dividends (other than dividends payable to us or our subsidiaries) on, or declare or make any other distribution, directly or indirectly, on account of, any shares of our common stock now or hereafter outstanding;

(j) repurchase any outstanding shares of capital stock;

(k) approve or modify by 10% or more the aggregate amount of any annual or other operating or capital budget, or approve or modify by 50% or more any single line item of any such operating or capital budget;

(l) increase the salary of any officer or employee or pay any bonus to any officer, director or employee not contemplated in a budget or bonus plan approved by directors designated by the holders of the shares of the Series A Convertible Preferred Stock originally issued under the Purchase Agreement then outstanding;

(m) retain, terminate or enter into any salary or employment negotiations or employment agreement with any employee or any future employee;

(n) incur indebtedness (other than trade payables) or enter into contracts or leases that require payments in excess of $5,000 in the aggregate;

(o) make or incur any single capital expenditure;

(p) award stock options, stock appreciation rights or similar employee benefits or determine vesting schedules, exercise prices or similar features;

(q) make any material change in the nature of our business or enter into any new line of business, joint venture or similar arrangement;

(r) pledge our assets or guarantee the obligations of any other individual or entity;

(s) recommend approval of any new equity incentive plan;

(t) form or acquire any subsidiary, joint venture or similar business entity; or

(u) directly or indirectly enter into, or permit to exist, any material transaction with any affiliate of us, any director or officer or any affiliate of a director or officer, or transfer, pay, loan or otherwise obligate us to give cash, services, assets or other items of value to affiliates, officers or directors or any affiliate of a officer or director or commit to do any of the preceding after June 8, 2006, except for employee compensation or for reimbursement of ordinary business expenses.

Registration and Other Rights. The Investor's Rights Agreement grants Radical Holdings LP certain demand, piggy-back and shelf registration rights and sets forth the procedures pursuant to which those rights may be exercised and effected. The Investor Rights Agreement requires that the Company use its best efforts to have such registration, if any, declared effective by the SEC, and there are no penalties associated with the failure to meet the applicable registration requirements.

Classification. Since the redemption right with respect to the Series A and Series B Convertible Preferred Stock is conditional, the Series A and Series B Convertible Preferred Stock is not a liability under SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which is incorporated in ASC Topic 480, *Distinguishing Liabilities from Equity,* but should be classified as equity. Based on the guidance in EITF D-98, *Classification and Measurement of Redeemable Securities*, which is also incorporated in ASC Topic 480, *Distinguishing Liabilities from Equity,* however, the Series A and Series B Convertible Preferred Stock is classified outside of permanent stockholders' equity. Except in the case of an ordinary liquidation event that involves the redemption and liquidation of all equity securities, ASC Topic 480 provides that if a security is subject to any event that could trigger a redemption and that event is not solely within the control of the Company, regardless of its probability, then the preferred stock is to be classified outside of permanent equity. Radical Holdings LP controls over 50% of the voting securities of the Company since the Series A and Series B Convertible Preferred Stock held by Radical Holdings LP can vote on all matters in which the common stockholders are required or permitted to vote. Therefore, Radical Holdings LP would be able to control a vote to redeem the Series A and Series B Convertible Preferred Stock if such a measure were brought to a vote of stockholders and, thus, the Series A and Series B Convertible Preferred Stock could be redeemable at the option of the holder and any redemption event would be outside the control of the issuer.

NOTE 4 – STOCKHOLDERS' DEFICIT

The Company is authorized to issue 500,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The preferred stock may be issued with rights and preferences as designated by the board of directors. Of the preferred stock, 4,392,286 shares have been designated as Series A Convertible Preferred Stock and 69,726 have been designated as Series B Convertible Preferred Stock. All shares of common stock issued prior to June 6, 2006, are subject to preemptive rights, which entitle the holder of that common stock to purchase additional shares of common stock with respect to issuances of common stock, or any security convertible into shares of common stock, prior to June 6, 2006 in certain circumstances.

NOTE 5 –STOCK OPTIONS

Options to purchase Company common stock:

On May 6, 2005, the Company entered into a consulting agreement with an individual. As consideration for services to be performed under the consulting agreement, the Company granted to this individual an option to purchase 6,500 shares of Company common stock that vested in 36 equal monthly installments at the end of each calendar month, commencing in May 2005, so long as the consulting arrangement was in effect. The consulting agreement was terminated on February 14, 2006. As a result and in accordance with the option agreement, the shares acquirable pursuant to this option ceased to vest after nine monthly installments, which resulted in 1,625 vested shares under this option. The term of this option for the vested shares expired on May 5, 2008.

The following table summarizes the information with respect to stock options for the years ended December 31, 2009 and 2008:

	2009		2008	
	Number of Shares Underlying Stock Options	Weighted Average Exercise Price	Number of Shares Underlying Stock Options	Weighted Average Exercise Price
Balance, January 1	-	$ -	1,625	$ 15.00
Stock options granted	-	-	-	-
Stock options expired	-	-	(1,625)	15.00
Stock options exercised	-	-	-	-
Balance, December 31	-	$ -	-	$ -
Exercisable, December 31	-	$ -	-	$ -

NOTE 6 – RELATED PARTY TRANSACTIONS

Office Space: On December 31, 2009, DiscLive, Inc., our wholly-owned subsidiary, entered into a letter agreement amending the sublease with HDNet LLC, an affiliate of Holdings. Pursuant to the letter agreement, DiscLive, Inc. has assigned the sublease to IMKI Ventures, Inc., our wholly-owned subsidiary and IMKI Ventures, Inc. will sublease from HDNet LLC approximately 600 square feet of office space. The rent remains $900 per month, utilities included. Total lease expense for 2009 and 2008 was $10,800 for each year. This sublease expires December 31, 2010. HDNet LLC leases this office space from Radical Computing, Inc., another affiliate of Holdings. The letter agreement remains subject to the terms of the underlying lease, which includes the termination provisions. As of December 31, 2009, future minimum lease payments required are $10,800 for 2010.

Management Services Agreement. On December 31, 2009, the Company, entered into a Management Services Agreement with Radical Ventures LLC, an affiliate of Holdings. Pursuant to this Management Services Agreement, personnel of Radical Ventures LLC will provide certain management services to us, including, among others, legal, financial, marketing and technology. These services will be provided to us at a cost of $3,500 per month; however, we will not be required to pay these fees or reimburse expenses and, accordingly, will account for these costs of services and expenses as deemed contributions to us. This agreement will continue until the earlier of:

- December 31, 2010; and
- the date on which Holdings, it successors or their respective affiliates cease to be beneficially own, directly or indirectly, at least 20% of our then outstanding voting power.

This agreement may be terminated upon 30 days' written notice by Radical Ventures LLC for any reason or by us for gross negligence. We also agreed to indemnify and hold harmless Radical Ventures LLC for its performance of these services, except for gross negligence and willful misconduct. Further, we limited Radical Ventures LLC's maximum aggregate liability for damages under this agreement to the amounts deemed contributed to us by virtue of this agreement during twelve months prior to that cause of action.

Stock Exchange Agreement. On December 16, 2009, the Company, Officeware Corporation, or FilesAnywhere.com, Tim Rice, Chetan Jaitly, Radical Holdings LP, and Radical Investments LP entered into a Stock Exchange Agreement. Subject to the conditions of the Stock Exchange Agreement, the Company will issue and exchange 12,264,256 shares of Company common stock for all of the outstanding shares of stock of FilesAnywhere.com with the shareholders of FilesAnywhere.com. FilesAnywhere.com provides online back-up, file storage and other web-based services for individuals, businesses and governmental organizations. At the closing of this transaction, FilesAnywhere.com will become a wholly-owned subsidiary of the Company. In addition, subject to the terms and conditions of the Agreement, the Company will issue and sell, and Radical Holdings LP will purchase 3,066,064 shares of Company common stock for an aggregate purchase price of $1.0 million, or $0.326151052293755 per share. In the Agreement, the parties represented and warranted to, and covenanted with each other as to various matters.

Demand Promissory Note. On March 25, 2009, the Company received $750,000 from Radical Holdings LP under a Demand Promissory Note issued to Radical Holdings LP. The note bears interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%) due on March 24, 2010. For the twelve months ended December 31, 2009, $17,384 was accrued as interest expense under this agreement. On March 24, 2010 a new Demand Promissory Note was issued. The principal amount of this new Demand Promissory Note was $772,500. This note bears interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%). The new Demand Promissory Note must be repaid within 30 days of receiving a demand for repayment or on March 23, 2012, whichever comes earlier.

Consulting Agreement. On February 6, 2009, we entered into an Agreement for Project Staffing Services with Silver Cinemas Acquisition Co., an entity affiliated with Radical Holdings LP. Pursuant to this agreement we provide personnel, as independent contractors on an hourly-fee basis, to perform computer software programming, system analysis, design, project management, consulting, and education and training for Silver Cinemas Acquisition Co. For the twelve months ended December 31, 2009 we earned $26,969 under this agreement. Amounts due to the Company from Silver Cinemas Acquisition Co. totaled $1,938 at December 31, 2009.

Securities Purchase Agreement. On July 18, 2008, we entered into a Securities Purchase Agreement with Radical Holdings LP. This document governs the purchase and sale of the Series B Convertible Preferred Stock. Immediatek issued and sold to Radical Holdings LP 69,726 shares of Series B Convertible Preferred Stock of Immediatek for an aggregate purchase price of $500,000, or $7.17092619 per share of Series B Convertible Preferred Stock. The shares of Series B Convertible Preferred Stock are convertible into 231,195 shares of Company common stock.

Consulting Agreement: On February 28, 2008, we entered into an Agreement for Project Staffing Services with HDNet Fights, Inc., an affiliate of Radical Holdings LP. This agreement provides that we will provide personnel, as independent contractors on an hourly-fee basis, to perform computer software programming, system analysis, design, project management, consulting, and education and training for HDNet Fights, Inc.. For the year ended December 31, 2009, we earned $7,795 under this agreement. At December 31, 2009, $475 was due from this related party.

NOTE 7 – INCOME TAXES

While the Company had generated substantial tax loss carryforwards in prior years, the ability to use these loss carryforwards has been substantially affected as a result of an ownership change (as defined in the Internal Revenue Code of 1986, as amended) that occurred in connection with the issuance and sale of the Series A Convertible Preferred Stock. The Company has approximately $5,080,000 in net operating losses that begin to expire in 2022. The Company has recorded a valuation allowance against its net deferred tax asset due to the uncertainty of the utilization of the net operating loss carryforwards in future periods.

The following table presents the components of the deferred tax asset and liabilities at December 31, 2009 and 2008:

	2009	2008
Deferred tax assets:		
Net operating loss – acquired	$ 771,630	$ 771,630
Net operating loss – successor	955,739	687,805
State tax credit	153,029	152,606
Amortization	54,346	59,736
Depreciation	6,983	18,134
Valuation allowance	(1,941,727)	(1,689,911)
Deferred tax asset, net	$ -	$ -

The income tax benefit differs from the amount computed by applying the statutory federal income tax rate of 34% to loss before income taxes. The sources and tax effects of the differences are as follows for the years ended December 31, 2009 and 2008:

	2009	2008
Income tax benefit at statutory rate	$ (264,588)	$ (354,357)
Permanent differences	14,280	14,280
Expiration of NOL	-	45,390
Change in valuation allowance	251,816	297,119
Prior year differences	25	655
Other	(1,533)	(3,087)
	$ -	$ -

CORPORATE INFORMATION

Corporate Headquarters

320 South Walton
Dallas, Texas 75226
Telephone: (214) 363-8183
Facsimile: (214) 744-8811

Transfer Agent and Registrar

Pacific Stock Transfer Company
500 E. Warm Springs Road, Suite 240
Las Vegas Nevada 89119
Telephone: (702) 361-3033
Facsimile: (702) 433-1979
www.pacificstocktransfer.com

Independent Registered Public Accounting Firm

Hein & Associates LLP
Dallas, Texas

Stock Symbol

IMKI.OB
Over-the-Counter Bulletin Board

Series A and Series B Convertible Preferred Stock

Holders of the Series A and Series B Convertible Preferred Stock may convert into common stock at any time.

RadicalBuy Website

www.RadicalBuy.com

FilesAnywhere Website

www.FilesAnywhere.com

Executive Officers

Darin Divinia
Chief Executive Officer and President

Board of Directors

Darin Divinia
Chief Executive Officer and President

Robert S. Hart
General Counsel to companies owned and controlled by Mark Cuban, including Radical Management LLC, which is the general partner of Radical Holdings LP, which is the sole stockholder of our Series A and Series B Convertible Preferred Stock.

Available Information

Immediatek, Inc. makes available, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, press releases, the Code of Business Conduct and Ethics and other company information. Such information will be furnished upon written request to:

Immediatek, Inc.
Attention: Secretary
320 South Walton
Dallas, Texas 75226
publicfilingsinfo@immediatek.com

Reports we file with the Securities and Exchange Commission also are available at www.sec.gov.

Immediatek™

320 South Walton
Dallas, Texas 75226
Telephone: (214) 363-8183
Facsimile: (214) 744-8811